Consolidated Financial Statements
December 31, 2022

(Stated in thousands of United States Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
i-80 Gold Corp

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of i-80 Gold Corp (a British Columbia, Canada corporation) and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of income/(loss) and comprehensive income/(loss), changes in equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2022.

Salt Lake City, Utah
March 14, 2023

Independent auditor’s report

To the Shareholders of i-80 Gold Corp

Opinion

We have audited the consolidated financial statements of i-80 Gold Corp (“the Company”), which comprise the consolidated statements of financial position as at December 31, 2021, and the consolidated statement of income and comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Asset Exchange with Nevada Gold Mines LLC
Refer to Note 1(b) of the consolidated financial statements.

On October 14, 2021, the Company completed an asset exchange with Nevada Gold Mines LLC (“NGM”). The Company acquired the Lone Tree and Buffalo Mountain mineral properties, as well as certain processing infrastructure and mining equipment in consideration for the Company’s 40% ownership interest in the South Arturo property.

The asset exchange with NGM was determined to be a key audit matter given the significance of the transaction to the consolidated financial statements, the complexity of the accounting for transaction and that management’s assessment process is complex, highly judgmental and includes high estimation uncertainty for the fair values of the net assets acquired.

Our audit procedures included, amongst other procedures:

•Review of the asset exchange agreement to identify and assess relevant terms and conditions;
•Assessment of the qualifications and objectivity of the third-party valuation expert utilized by the Company to complete the valuation report for the fair value of the net assets acquired in the exchange, as well as the purchase price allocation;
•Involvement of our internal valuation team to assess management expert’s valuation report for the inputs and management’s assumptions, including the valuation of property, plant and equipment acquired, comparable transactions used to value the mineral property assets, and applicable discount rates used to reflect the Company’s weighted cost of capital;
•Assessment of the transaction for appropriate accounting under provisions of IFRS;

Financing Package
Refer to Notes 1(d), 10(i) and 10(ii) of the consolidated financial statements.

During the year, the Company entered into a financing package consisting of a two convertible loans, a gold prepay purchase and sale agreement, a silver purchase and sale agreement, and a gold offtake agreement. As at December 31, 2021, only the convertible debentures and offtake agreement were funded. As part of the financing package, the Company issued 5.5M common share purchase warrants.

The funded components of the financing package were determined to be a key audit matter given the significance of the transaction to the consolidated financial statements, and that the accounting for the financing package was complex and included high estimation uncertainty and significant management judgment with respect to valuing the different components of the package.

Our audit procedures included, amongst other procedures:

•Engagement of our financial instrument subject matter specialist to review the financing package agreements and accounting conclusions reached by management;
•Assessment of the qualifications and objectivity of the third-party valuation expert utilized by the Company to complete the valuation of the financing package and its components;
•Engagement of our internal valuation team to assess management expert’s valuation report for the methodology applied, as well as the inputs and assumptions, including the volatility, credit spread, and discount rates and;
•Confirmation of the key terms of the financing package directly with the lender.

Acquisition of Ruby Hill Mining Company LLC
Refer to Note 1(b) of the consolidated financial statements.

On October 18, 2021, the Company acquired Ruby Hill Mining Company LLC (“Ruby Hill”). Ruby Hill has an operating open pit mine as well as other mineral property deposits for potential exploration and development. Consideration for the transaction included cash, common shares, and future milestone payments.

The Ruby Hill business acquisition was determined to be a key audit matter given the significance of the transaction to the consolidated financial statements, and that management’s assessment process is complex, highly judgmental and includes estimation uncertainty for the fair values of the net assets acquired and the fair value of the contingent consideration.

Our audit procedures included, amongst other procedures:

•Review of the purchase agreement to identify and assess relevant terms and conditions;
•Assessment of the qualifications and objectivity of the third-party valuation expert utilized by the Company to complete the valuation report for the fair value of the net assets acquired in the exchange, as well as the purchase price allocation;
•Engagement of our internal valuation team to assess management expert’s valuation report for the inputs and assumptions, including the valuation of property, plant and equipment acquired, comparable transactions used to value the mineral property assets, valuation of contingent consideration and applicable discount rates used to reflect the Company’s weighted cost of capital;
•Assessment of the transaction for appropriate accounting under provisions of IFRS;

Information Other than the Consolidated Financial Statements and Auditor’s Report Thereon

Management is responsible for the other information. The other information comprises the Management Discussion and Analysis but does not include the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because of the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Mark Irwin.

/s/ GRANT THORNTON LLP

Toronto, Canada                     Chartered Professional Accountants
March 28, 2022                     Licensed Public Accountants

We served as the Company’s auditor from 2020 to 2021.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Stated in thousands of United States Dollars)

	Note	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents		$48,276	$87,658
Receivables		623	393
Inventory	5	16,535	26,000
Prepaids and deposits		5,595	4,795
Current portion of other assets	6	6,280	2,650
Total current assets		77,309	121,496
Non-current assets
Other assets	6	2,487	—
Restricted cash and cash equivalents	8	32,902	30,777
Long-term receivable	7	—	1,427
Property, plant and equipment	9	529,261	502,649
Total non-current assets		564,650	534,853
Total assets		$641,959	$656,349

LIABILITIES
Current liabilities
Accounts payable		$10,622	$8,533
Accrued liabilities		6,612	5,533
Current portion of long-term debt	10	21,288	58
Current provision for environmental rehabilitation	11	946	—
Current portion of other liabilities	12	46,181	15,795
Total current liabilities		85,649	29,919
Non-current liabilities
Deferred tax liabilities	21	8,020	19,853
Long-term debt	10	94,588	41,378
Provision for environmental rehabilitation	11	70,680	92,849
Non-current portion of other liabilities	12	49,610	65,372
Total non-current liabilities		222,898	219,452
Total liabilities		308,547	249,371

EQUITY
Share capital	13	354,470	350,198
Reserves		15,042	13,683
Surplus / (deficit)		(36,100)	43,097
Total equity		333,412	406,978
Total liabilities and equity		$641,959	$656,349

Subsequent events (notes 10(v), 12(iv), 13(d), and 26)

See accompanying notes to the Consolidated Financial Statements

Approved by the Board of Directors and authorized for issue on March 14, 2023

/s/ John Seaman	/s/ Ewan Downie
John Seaman	Ewan Downie
Director	Director

CONSOLIDATED STATEMENTS OF INCOME / (LOSS) AND COMPREHENSIVE INCOME / (LOSS)

(Stated in thousands of United States Dollars, except for share data)

		Year ended December 31,
	Note	2022	2021
Revenue		$36,958	$—
Cost of sales		(28,861)	—
Depletion, depreciation and amortization	9	(4,528)	—
Mine operating income		3,569	—

Expenses
Exploration, evaluation and pre-development	16	38,809	10,477
General and administrative	17	17,090	10,456
Restructuring costs		—	4,444
Property maintenance		3,249	387
Share-based payments	13	3,280	2,683
Loss before the following		(58,859)	(28,447)

Other income / (expense)	18	(11,683)	126,942
Finance expense	19	(20,488)	(645)
Related party interest expense		—	(1,177)
Income / (loss) before income taxes		(91,030)	96,673

Current tax expense		—	(200)
Deferred tax recovery / (expense)	21	11,833	(19,853)
Income / (loss) and comprehensive income / (loss) for the year		(79,197)	76,620

Income from discontinued operations for the year	4	—	11,603
Income / (loss) and comprehensive income / (loss) for the year		$(79,197)	$88,223

Income / (loss) per common share
Basic income / (loss) per share	14	$(0.33)	$0.60
Diluted income / (loss) per share	14	$(0.33)	$0.58

Weighted average number of common shares outstanding
Basic weighted average shares outstanding	14	240,100,023	148,288,884
Diluted weighted average shares outstanding	14	240,100,023	153,041,598

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of United States Dollars)

		Year ended December 31,
	Note	2022	2021
OPERATING ACTIVITIES
Income / (loss) for the year		$(79,197)	$76,620

Items not affecting cash
Depletion, depreciation and amortization	9	6,184	361
Non-cash share-based payments	13(f)	2,915	2,683
Non-cash items included in other income	15(ii)	8,066	(126,321)
Related party interest expense		—	1,177
Loss on foreign exchange		403	200
Finance expense		20,460	—
Deferred taxes	21	(11,833)	19,853
Change in non-cash working capital balances related to operations	15(i)	7,160	2,872
Cash used in operating activities of continuing operations		(45,842)	(22,555)
Cash provided by operating activities of discontinued operations		—	9,548
Cash used in operating activities		$(45,842)	$(13,007)

INVESTING ACTIVITIES
Capital expenditures on property, plant and equipment	9	(50,221)	(6,015)
Acquisition of Ruby Hill		—	(75,084)
Acquisition of Granite Creek		—	(23,310)
Net cash on asset exchange		—	5,100
Environmental liability security		(2,125)	(30,177)
Reclamation expenditures	11	(622)	—
Other assets	6(iv)	(1,767)	—
Purchase of investments		—	(1,954)
Cash used in investing activities of continuing operations		(54,735)	(131,440)
Cash used in investing activities of discontinued operations		—	(6,146)
Cash used in investing activities		$(54,735)	$(137,586)

FINANCING ACTIVITIES
Proceeds from Gold Prepay Agreement	10	41,737	—
Proceeds from Silver Purchase Agreement	10	29,889	—
Principal repayment on Gold Prepay Agreement	10	(12,901)	—
Net proceeds on Orion convertible loan	10	—	48,590
Net proceeds on Sprott convertible loan	10	—	10,000
Proceeds on loan from Equinox	10	—	20,750
Repayment of loan from Equinox	10	—	(20,750)
Proceeds from shares issued in equity financing	1(a)	—	63,724
Proceeds from shares issued in private placements	13(b)	—	103,117
Share issue costs		—	(2,602)
Stock option and warrant exercises		3,139	1,882
Finance fees paid		—	(644)
Related party interest paid		—	(1,177)
Other		(437)	5
Cash provided by financing activities of continuing operations		61,427	222,895
Cash provided by / (used in) financing activities of discontinued operations		—	—
Cash provided by financing activities		$61,427	$222,895

Change in cash and cash equivalents during the year		(39,150)	72,302
Cash and cash equivalents, beginning of year		87,658	15,239
Effect of exchange rate changes on cash held		(232)	117
Cash and cash equivalents, end of year		$48,276	$87,658

Supplemental cash flow information [Note 15]

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Stated in thousands of United States Dollars, except for share data)

Share Capital
Issued and outstanding	Note	Number of shares	Share capital	Equity settled employee benefits	Surplus / (deficit)	Total equity
Balance as at December 31, 2020		481	$10,218	$7,141	$(33,898)	$(16,539)
Shares issued to Premier to settle intercompany	1(c)	1,133	140,395	—	—	140,395
Transfer of Premier USA shares to the Company	1(a)	(1,614)	(150,613)	—	—	(150,613)
Shares issued to Premier on transfer of Premier USA Shares	1(a)	137,624,461	144,274	4,384	—	148,658
Loss on modification of shareholder loan	1(c)	—	—	—	(8,832)	(8,832)
Shares issued in equity financing	13(b)	30,914,614	60,841	—	—	60,841
Shares issued to Equinox in private placement	13(b)	5,479,536	11,760	—	—	11,760
Shares issued on acquisition of Granite Creek	13(b)	13,036,846	27,000	—	—	27,000
Shares issued on land acquisition	13(b)	2,430,488	5,000	—	—	5,000
Shares issued in private placement	13(b)	8,784,122	18,305	—	—	18,305
Shares issued to NGM for Asset Exchange	13(b)	22,757,393	47,422	—	—	47,422
Shares issued to Orion in private placement	13(b)	7,500,000	15,629	—	—	15,629
Shares issued to Waterton on acquisition of Ruby Hill	13(b)	3,191,358	8,000	—	—	8,000
Shares issued to Orion for offtake transfer	13(b)	839,799	1,750	—	—	1,750
Shares issued to Equinox for anti-dilution rights	13(b)	4,800,000	10,000	—	—	10,000
Orion forced conversion option	10(i)	—	—	—	(2,029)	(2,029)
Sprott forced conversion option	10(ii)	—	—	—	(367)	(367)
Exercise of stock options	13(d)	1,345,200	2,819	(938)	—	1,881
Share-based payments		—	—	3,096	—	3,096
Share issue costs		—	(2,602)	—	—	(2,602)
Income for the year		—	—	—	88,223	88,223
Balance as at December 31, 2021		238,703,817	350,198	13,683	43,097	406,978
Exercise of warrants and stock options	13(d)	1,857,200	4,272	(573)	—	3,699
Share-based payments	13(f)	—	—	1,932	—	1,932
Loss for the year		—	—	—	(79,197)	(79,197)
Balance as at December 31, 2022		240,561,017	$354,470	$15,042	$(36,100)	$333,412

See accompanying notes to the Condensed Consolidated Interim Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

1.NATURE OF BUSINESS

i-80 Gold Corp ("i-80 Gold" or the "Company"), is a Nevada-focused, growth-oriented gold and silver producer engaged in the exploration, development and production of gold, silver and polymetallic deposits. The Company's principal assets include the Ruby Hill Mine, Lone Tree Mine, Granite Creek Project and McCoy-Cove Project. Each property is wholly-owned by the Company.

The Company was incorporated on November 10, 2020, in the province of British Columbia, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol IAU and the New York Stock Exchange ("NYSE") under the symbol IAUX. Its head office is located at Suite 460, 5190 Neil Road, Reno, Nevada, 89502.

(a)Plan of Arrangement with Equinox Gold

On December 16, 2020, Premier Gold Mines Limited ("Premier") and Equinox Gold Corp. ("Equinox Gold") announced that the companies entered into a definitive agreement (the “Agreement”) whereby Equinox Gold would acquire all the outstanding shares of Premier (the “Transaction”). Concurrently, Premier would spin out its U.S. assets and operations which are included in the entities listed in Note 2(b) to a newly formed Canadian domiciled company i-80 Gold. On closing of the Transaction, existing Equinox Gold and Premier shareholders would own approximately 84% and 16% of Equinox Gold, and Equinox Gold and existing shareholders of Premier would own 30% and 70% of the Company, respectively, on an issued share basis.

On February 23, 2021, Premier's security holders voted to approve the Transaction. By approving the Transaction, Premier security holders also approved the spin out to its shareholders shares of the Company.

On March 18, 2021, the Company completed its private placement offering of 30,914,614 subscription receipts at a subscription price of C$2.60 for aggregate gross proceeds of approximately C$80.4 million ($60.8 million). Each subscription receipt entitled the subscriber to one common share of the Company and one-quarter share purchase warrant at an exercise price of C$3.64 with an expiration date of October 7, 2022 (total share purchase warrants issued of 7,728,654).

Concurrently with the Company's offering, Equinox Gold advanced to the Company a $20.75 million bridge loan that was used by the Company for the purposes of making a $20.75 million cash deposit with affiliates of Waterton Global Resource Management, Inc. (“Waterton”) in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Granite Creek Project. The loan matured and was repaid within 10 days following the closing of the Transaction in accordance with the agreement.

The Transaction closed on April 7, 2021. Premier shareholders received 0.1967 of an Equinox Gold share for each Premier share held representing an at market acquisition based on the 10 day volume weighted average closing prices for both Equinox Gold and Premier shares on the TSX; and 0.4 of a share of the Company for each Premier share held.

On April 7, 2021, just prior to the completion of the spin out of Premier by way of a Plan of Arrangement (“the Arrangement”), the Company issued 137,624,461 common shares to Premier for the transfer of its investment in Premier Gold Mines USA Inc. ("Premier USA") to the Company for the carrying amount of the investment, $150.6 million (1,614 common shares) offset by $4.4 million allocated to the equity settled employee benefits reserve for replacement options, $0.9 million for the transfer of the South Arturo silver stream, and $0.5 million for replacement warrants issued pursuant to the Arrangement resulting in $144.9 million in equity.

In accordance with the terms of the Arrangement, the Company and Equinox Gold exchanged existing Premier stock options at the same ratio as shareholders received on the distribution of the Company to Premier shareholders and as such, the Company issued 0.4 of a stock option for each Premier option held. This resulted in 5,722,000 replacement options to option holders on record as of April 7, 2021, at an average option price of C$1.88. The replacement options were valued at $4.4 million and reduced the investment in Premier USA and were allocated to the equity settled employee benefits reserve.

Also, in accordance with the terms of the Arrangement, a portion of the existing Premier silver stream agreement and replacement warrants were also allocated to the Company. The resulting valuation of $0.9 million for the transfer of the South Arturo silver stream and
$0.5 million for 800,000 replacement warrants reduced the investment in Premier USA and were included as other long-term liabilities of the Company.

Following the completion of the spin out on April 7, 2021, the subscription receipts were released from escrow and converted to common shares of the Company and were listed and posted for trading on the TSX. Trading in the Company's common shares commenced at the opening of the TSX on April 13, 2021, under the symbol “IAU”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(b)Acquisition and Purchase Agreements

Osgood Mining Company LLC Acquisition

On April 15, 2021, the Company, together with its subsidiary Premier USA completed the purchase agreement with affiliates of Waterton to acquire from Waterton all the outstanding membership interests of Osgood Mining Company LLC (“Osgood”). Osgood is the owner of the Granite Creek Project (formerly the "Getchell Project") in the Getchell gold belt near Winnemucca, Nevada. Consideration paid to Waterton consisted of (i) $23.0 million in cash, (ii) 13,036,846 common shares of the Company, (iii) warrants to purchase 12,071,152 common shares of the Company, with an exercise price C$3.64 per common share, for a period of 36 months following the closing date, and (iv) contingent value rights including a payment to Waterton in the amount of $5.0 million upon the public announcement of a positive production decision related to the Granite Creek Project (underground or open pit), and an additional $5 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded $2,000 per ounce. The common shares and warrants issued were subject to a statutory hold period under applicable Canadian securities legislation that expired on August 15, 2021.

The Osgood acquisition was accounted for as an asset acquisition as management determined that substantially all the fair value of the gross assets acquired were concentrated on the Granite Creek Project mineral property. The components of consideration that were paid and the allocation to the net assets acquired is detailed in the table below:

Components of consideration paid:
Cash	$23,000
Common shares	27,000
Warrants	6,065
Transaction costs	309
$56,374

Allocated value:
Other assets	$28
Buildings and equipment	356
Mineral properties	58,041
Reclamation and closure cost obligations	(2,051)
$56,374

For contingent consideration and payments, an accounting policy choice exists, and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Osgood acquisition, management did not recognize a liability for contingent payments as the conditions required for these payments had not been met as of the date the assets were acquired.

Christison Purchase Agreement

On December 15, 2020, Premier USA entered into a definitive purchase agreement with the Christison Family Trust and Seven Dot Cattle Co. LLC to acquire certain fee lands and unpatented mining claims (the “First Property” and the “Second Property”) (collectively the “Christison Acquisition”) situated in Humboldt County, Nevada, for consideration consisting of $10 million in cash and $5 million in common shares of the Company. The mining claims are located adjacent to the Granite Creek Project. During the fourth quarter of 2020 Premier USA paid $7.5 million in cash as consideration for the First Property. On May 10, 2021, Premier USA completed the acquisition of the Second Property for consideration of $2.5 million in cash and 2,430,488 common shares of the Company.

On completion of the transactions, the properties acquired in the Christison Acquisition and the Osgood Mining Company LLC acquisition were combined under the Granite Creek Project.

Acquisition of Ruby Hill

On October 18, 2021, the Company completed the acquisition of Ruby Hill Mining Company, LLC (“Ruby Hill”). The Ruby Hill property is host to multiple deposits that contain gold and silver resources, potential for significant base metal mineralization, and a previously producing open pit mine.

The Company acquired 100% of the issued and outstanding shares of Ruby Hill for payment of $75 million in cash, 3,191,358 common shares of the Company valued at $8 million, and future milestone payments of up to $67 million that are subject to an early prepayment option that could reduce the milestone payments to $47 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

The four milestone payments and corresponding early prepayment options are as follows:

•$17 million in cash and/or shares of i-80 Gold payable on the earlier of 60 days following the issuance of a press release by the Company regarding the completion of a new or updated Mineral Resource estimate for Ruby Hill or 15 months after closing, based on the market price of i-80 Gold's shares at the time of such payment (the "First Milestone Payment");
•$15 million in cash and/or shares of i-80 payable on the earlier of 60 days following the issuance of a press release by the Company regarding the completion of a Feasibility Study for Ruby Hill or 24 months after closing, based on the market price of i-80 Gold's shares at the time of such payment (the "Second Milestone Payment"). An early prepayment option to reduce the payment by $5 million is available if the payment is made less than 15 months after closing and if the payment in shares of the Company does not exceed up to $7.5 million of the total amount, at the Company's discretion.
•$15 million in cash and/or shares of i-80 Gold payable on the earlier of 30 months after closing and 90 days following the announcement by the Company of a construction decision related to a deposit on any portion of Ruby Hill that is not currently being mined, based on the market price of i-80 Gold's shares at the time of such payment (the "Third Milestone Payment"); and
•$20 million in cash and/or shares of i-80 Gold payable on the earlier of 36 months after closing and 90 days following the announcement by the Company of achieving Commercial Production related to a deposit on any portion of Ruby Hill that is not currently being mined, priced based on the market price of i-80 Gold's shares at the time of such payment (the "Fourth Milestone Payment"). An early prepayment option to reduce the payment for the third and fourth milestone payments to $20 million is available if the payments are done prior to 24 months after closing, if the payment in shares of the Company did not exceed up to $10 million of the total amount, at the Company's discretion, and if shares held by Waterton do not exceed 9.99% of the outstanding shares of the Company.
The Company determined that the Ruby Hill Acquisition represents a business combination, with i-80 as the acquirer. Transaction costs incurred in respect of the acquisition totaling $1.2 million were expensed and presented within professional fees in general and administrative expense in profit or loss during the period ended December 31, 2021.

The acquisition date fair value of the consideration transferred consisted of the following:
Cash	$75,084
Share-based consideration	8,000
Current portion of deferred consideration (i) (Note 12)	15,540
Long-term portion of deferred consideration (i) (Note 12)	26,355
Total consideration	$124,979

(i)Management's best estimate is that the early prepayment options will be exercised for all milestone payments (discounted at a rate of 7.5%): the fair value of the first milestone payment of $17 million, the second milestone prepayment of $10 million, and the third and fourth milestone prepayment of $20 million.

Net assets (liabilities) acquired:
Accounts receivable and other assets	$195
Inventory	13,800
Property, plant and equipment	29,981
Mineral property interests	105,877
Accounts payable	(1,003)
Accrued liabilities	(663)
Provision for environmental rehabilitation	(23,208)
Fair value of net assets acquired	$124,979

The fair value of property, plant and equipment, mineral property interests, and the provision for environmental rehabilitation were estimated using discounted cash flow models, comparable transactions, and other market-based information. Expected future cash flows are based on estimates of future gold and silver prices and projected revenues, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on life-of-mine plans at the acquisition date. The fair value of inventory was based on forward gold prices and the cost to complete inventory to finished product in determining the net realizable value.

From the date of acquisition up to December 31, 2021, the Ruby Hill property did not generate any revenue with all direct and indirect operating costs in that intervening period capitalized into inventory. Accordingly, the operating costs did not impact the consolidated statement of income / (loss) for the period ended December 31, 2021. The Company incurred incremental general and administrative costs in relation to Ruby Hill, however, it is impracticable to allocate these costs to Ruby Hill as there were other acquisitions throughout 2021 that had also driven increases to these costs.

On acquisition of the Ruby Hill property, Waterton did not provide historical financial information on the assets performance and therefore it is not possible to disclose the impact on the consolidated statement of income / (loss) for the year ended December 31, 2021, as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Asset Exchange with Nevada Gold Mines LLC

On October 14, 2021, the Company completed the Asset Exchange Agreement ("Asset Exchange") with Nevada Gold Mines LLC (“NGM”), a joint-venture between Barrick Gold Corporation and Newmont Corporation. As part of the Asset Exchange, the Company acquired the Lone Tree and Buffalo Mountain gold deposits and certain processing infrastructure, including an autoclave, from NGM in consideration for: (i) the Company’s 40% ownership in the South Arturo Property; (ii) assignment of the Company’s option to acquire the adjacent Rodeo Creek exploration property; (iii) contingent consideration of up to $50 million based on an amount equal to $25 per ounce of recovered gold produced from the mineral resources at the Lone Tree property; and (iv) arrangement of substitute bonding in respect of the Lone Tree and Buffalo Mountain reclamation obligations. In addition, at closing of the Asset Exchange, NGM reimbursed the Company approximately $7.3 million for amounts previously advanced by the Company for the autonomous truck haulage test work completed at South Arturo and for funds advanced by the Company that were not used for reclamation activities.

The legal transfer was effective June 1, 2021 and as such, the Company obtained the free cash flow from Lone Tree's operations from June 1, 2021 until October 14, 2021 and in exchange, NGM obtained the free cash flow of South Arturo's operation from June 1, 2021 until October 14, 2021. NGM also entered into a Subscription Agreement where NGM subscribed to $47.7 million of the Company's common shares.

The Company determined that the Asset Exchange represents an asset acquisition. Transaction costs incurred with respect to the Asset Exchange totaled $3.3 million which were included in the components of consideration paid.

The disposal of the Company's 40% interest in South Arturo created no gain or loss of control. Components of consideration paid:
Book value of South Arturo asset (Note 4)	$42,819
NGM reimbursement	(7,331)
Transaction costs	3,289
Offtake Transfer Payment	1,750
Total consideration	$40,527

The underlying assets purchased and liabilities assumed were recorded at cost allocated based upon their relative fair values at the date of purchase. The table below presents the values of the assets purchased and liabilities assumed on the date of acquisition:

Net assets (liabilities) acquired:
Cash	$1,058
Inventory	3,474
Property, plant and equipment	166,480
Mineral property interests	65,521
Provision for environmental rehabilitation	(60,475)
Fair value of net assets acquired - Gross of tax	$176,058
Taxes payable	(1,125)
Deferred tax liability	(27,704)
Fair value of net assets acquired - Net of tax	$147,229

The fair value of property, plant and equipment, mineral property interests, and the provision for environmental rehabilitation were estimated using discounted cash flow models, comparable transactions, and other market-based information. Expected future cash flows are based on estimates of future gold and silver prices and projected revenues, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on life-of-mine plans at the acquisition date. The fair value of inventory was based on forward gold prices and the cost to complete inventory to finished product in determining the net realizable value.

Income statement impact:
Gain arising on asset exchange - Gross of tax	$135,531
Income tax expense	28,829
Total gain arising on asset exchange - Net of tax	$106,702
For contingent consideration and payments, an accounting policy choice exists and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Asset Exchange, management has not recognized a liability for contingent payments as the conditions required for these payments have not been met as of the date the assets were acquired.

Argenta Property Acquisition

On November 10, 2022, the Company through its wholly owned subsidiary Argenta LLC ("Argenta") acquired a strategic property package located in Lander Country, Nevada (the “Argenta Property”), that includes water rights, a rail heading, barite deposits, and barite processing infrastructure from Baker Hughes Oilfield Operations LLC for consideration of $3.7 million. The strategic acquisition provides the Company with water rights for development and operation of the McCoy-Cove Project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

The Company determined that the Argenta Property acquisition represents an asset acquisition. The underlying assets purchased and liabilities assumed were recorded at cost allocated based upon their relative fair values at the date of purchase. The table below presents the values of the assets purchased and liabilities assumed on the date of acquisition:

Net assets (liabilities) acquired:
Property, plant and equipment	$3,122
Other assets	1,767
Provision for environmental rehabilitation	(1,169)
Fair value of net assets acquired	$3,720

(c)Related Party Balances

In connection with the closing of the Transaction, all intercompany balances including the receivable from Premier, the payable due to Premier, and the intercompany note with Premier were settled with a combination of cash, a distribution of the Company's shares and a conversion to Premier equity prior to the spin-out of the Company to i-80 Gold. The gold sale receivable from Premier was settled in cash other than $4 million which was distributed back to Premier in the form of a dividend subject to a 5% withholding tax. The payable due to Premier and the intercompany note with Premier were converted to 1,133 shares of the Company at a value of $140.4 million.

In April 2021, the Company modified a portion of its intercompany note payable to Premier to change the repayment currency from CAD to USD. This modification resulted in the extinguishment of the original intercompany note and recognition of a new intercompany note, with the difference of $8.8 million recorded directly into surplus / (deficit) during the period ended December 31, 2021, as this transaction is with Premier in their capacity as a shareholder and is therefore outside the scope of IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments.

(d)Financing Agreements

Also, in connection with the closing of the Transaction on April 7, 2021, the Company entered into an offtake agreement with OMF Fund II
(O) Ltd. ("Orion") and a silver stream agreement with OMF Fund II SO Ltd. ("Nomad").

Offtake Agreement

Under the terms of the Offtake Agreement, the Company agreed to sell, and Orion agreed to purchase (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually (the "Annual Gold Quantity") from the Company's Eligible Projects until March 1, 2027. The Company's Eligible Projects include the South Arturo Project, the Granite Creek Project, and the McCoy-Cove Project. The final purchase price to be paid by Orion will be, at Orion’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale. In the event that the Company does not produce the Annual Gold Quantity in any given year, the obligation is limited to those ounces actually produced. The Offtake Agreement was amended and restated December 13, 2021, as further described below.

South Arturo Purchase and Sale Agreement (Silver)

The Company entered into a Purchase and Sale Agreement (Silver) (the "Stream Agreement") with Nomad, which was connected to South Arturo, whereby the Company will deliver to Nomad (i) 100% of the refined silver from minerals from the main stream area, and (ii) 50% of the refined silver from the exploration stream area. Nomad will pay an ongoing cash purchase price equal to 20% of the silver market price on the day immediately preceding the date of delivery and will credit the remaining 80% against the liability. Following the delivery of an aggregate amount of refined silver equal to $1.0 million to Nomad under the Stream Agreement, Nomad would continue to purchase the refined silver at an ongoing cash purchase price equal to 20% of the prevailing silver price. The liability for the Stream Agreement was included in the net asset value in connection with the asset exchange with NGM, and therefore, is no longer on the statement of financial position as of December 31, 2021.

Orion and Sprott Financing Package

The Company entered into a financing package with OMF Fund III (F) Ltd. an affiliate of Orion Mine Finance (collectively “Orion“) on December 31, 2021, and a fund managed by Sprott Asset Management USA, Inc. and a fund managed by CNL Strategic Asset Management, LLC (“Sprott”) on December 9, 2021 (together the “Finance Package”).

The Finance Package in its aggregate consists of:

•$50 million convertible loan (the “Orion Convertible Loan“)
•$10 million convertible loan (the “Sprott Convertible Loan” and together with the Orion Convertible Loan, the “Convertible Loans”)
•$45 million gold prepay purchase and sale agreement entered into with affiliates of Orion (the “Gold Prepay Agreement“), including an accordion feature potentially to access up to an additional $50 million at i-80 Gold’s option
•$30 million silver purchase and sale agreement entered into with affiliates of Orion (the “Silver Purchase Agreement“), including an accordion feature to potentially access an additional $50 million at i-80 Gold’s option and an amended and restated offtake agreement entered into with affiliates of Orion (the “A&R Offtake Agreement“)
•5,500,000 warrants of the Company issued to Orion (the “Orion Warrants“ and together with the Orion Convertible Loan, Gold Prepay Agreement, Silver Purchase Agreement and the A&R Offtake Agreement, the “Orion Finance Package”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

The $60 million in Convertible Loans were fully funded and issued in 2021. The obligations under the Gold Prepay Agreement and Silver Purchase Agreement will be senior secured obligations of the Company and its wholly-owned subsidiaries Ruby Hill Mining Company, LLC and Osgood Mining Company, LLC and secured against the Ruby Hill project in Eureka County, Nevada and the Granite Creek project in Humboldt County, Nevada.

The Sprott and Orion Convertible Loans bear interest at 8.0% per annum and mature on December 9, 2025 and December 13, 2025, respectively. If a change of control occurs prior to the maturity date, the Company shall make an offer to prepay the Convertible Loans in cash, in an amount equal to 101% of the then outstanding principal amount. Outstanding amounts under the Convertible Loans are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, C$3.275 per common share, and (b) in the case of accrued and unpaid interest, subject to TSX approval, at the market price of the common shares on the TSX at time of the conversion of such interest. Commencing 120 days following the closing date of the Convertible Loans, on any date when the volume weighted average price equals or exceeds 150% of the conversion price for each of the preceding 20 days, the Company may at its option elect to require the lenders to convert at the conversion price all of the then outstanding principal amount and any accrued and unpaid interest into common shares of the Company.

Under the Gold Prepay Agreement, i-80 Gold was due to deliver to Orion 3,000 troy ounces of gold for each of the quarters ending March 31, 2022 and June 30, 2022, and thereafter, 2,000 troy ounces of gold per calendar quarter until September 30, 2025 in satisfaction of the $45 million prepayment, for aggregate deliveries of 32,000 troy ounces of gold. i-80 Gold may request an increase in the $45 million prepayment by an additional amount not exceeding $50 million in aggregate in accordance with the terms of the Gold Prepay Agreement.

Prior to funding, the Gold Prepay Agreement was amended to adjust the quantity of the quarterly deliveries of gold, but not the aggregate amount of gold, to be delivered by the Company to Orion over the term of the Gold Prepay Agreement. Under the amended Gold Prepay Agreement, commencing on the date of funding, the Company is required to deliver to Orion 1,600 troy ounces of gold for the quarter ending March 31, 2022, 3,100 troy ounces of gold for the quarter ending June 30, 2022, and thereafter 2,100 troy ounces of gold per calendar quarter until September 30, 2025, in satisfaction of the $45 million prepayment, for aggregate deliveries of 32,000 troy ounces of gold, subject to adjustment as contemplated by the terms of the Gold Prepay Agreement. As the funding from Orion did not occur until April 2022, payment for the delivery of 1,600 ounces for the quarter ending March 31, 2022 was offset against the $45 million of proceeds received from Orion.

Under the Silver Purchase Agreement, commencing April 30, 2022, i-80 Gold will deliver to Orion 100% of the silver production from the Granite Creek and Ruby Hill projects until the delivery of 1.2 million ounces of silver, after which the delivery will be reduced to 50% until the delivery of an aggregate of 2.5 million ounces of silver, after which the delivery will be reduced to 10% of the silver production solely from the Ruby Hill Project. Orion will pay i-80 Gold an ongoing cash purchase price equal to 20% of the prevailing silver price. Until the delivery of an aggregate of 1.2 million ounces of silver, i-80 Gold is required to deliver the following minimum amounts of silver (the "Annual Minimum Delivery Amount") in each calendar year: (i) in 2022, 300,000 ounces, (ii) in 2023, 400,000 ounces, (iii) in 2024, 400,000 ounces, and (iv) in 2025, 100,000 ounces. Upon a construction decision for the Ruby Hill project, comprised of one or both of the Ruby Deep or Blackjack Deposits, which construction decision is based on a feasibility study in form and substance satisfactory to Orion, acting reasonably, i-80 Gold will have the right to request an additional deposit from Orion in the amount of $50 million in aggregate in accordance with the terms of the Silver Purchase Agreement.

Both the Gold Prepay Agreement and the Silver Purchase Agreement were funded on April 12, 2022 with i-80 Gold receiving net proceeds of $71.6 million after netting the aforementioned March 31, 2022 gold delivery and closing costs as further described in Note 10 and Note 24 of these Financial Statements.

The main amendments reflected in the A&R Offtake Agreement include the increase in the term of the agreement to December 31, 2028, the inclusion of the Granite Creek and Ruby Hill projects, and the increase of the annual gold quantity to up to an aggregate of 37,500 ounces in respect of the 2022 and 2023 calendar years and up to an aggregate of 40,000 ounces in any calendar year after 2023. During the year ended December 31, 2022, Orion assigned all of its rights, title and interest under the A&R Offtake Agreement to TRR Offtakes LLC ("Trident").

Additionally, in connection with the Gold Prepay Agreement, the Company issued to Orion the Warrants to purchase up to 5,500,000 common shares of the Company. The Warrants may be exercised at any time at an exercise price of C$3.275 per common share until December 13, 2024.

(e)COVID-19

The Company continually monitors guidance from the United States Department of Health and Human Services' Centers for Disease Control and Prevention (“CDC”), and mandates issued by the State of Nevada to mitigate the effects of COVID-19 at all of its mine sites and corporate office locations.

Other than the macro-economic impact of inflationary pressure and supply chain challenges, operating activities at Lone Tree, Granite Creek, Ruby Hill and McCoy-Cove are continuing with no significant interruptions to date from COVID-19. The extent to which COVID-19 will impact the Company’s operations in the future remains highly uncertain and cannot be accurately estimated at the present time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

2.SIGNIFICANT ACCOUNTING POLICIES

(a)Basis of Preparation and Statement of Compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Certain comparative amounts have been reclassified to conform with the current year's financial statement presentation. Such reclassifications were not considered material.

The accounting policies applied in these Consolidated Financial Statements are based on IFRS issued and outstanding as of March 14, 2023, the date the Board of Directors approved the statements.

These Consolidated Financial Statements have been prepared on the historical cost basis, except as detailed in the Company’s accounting policies as described below. The methods used to measure fair values of derivative instruments are discussed in Note 24(d). The methods used to measure the fair value of the Company’s acquired assets and assumed liabilities are discussed in Note 2(t).

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Basis of measurement and impact of the Arrangement

These Consolidated Financial Statements have been prepared on a historical cost basis. Transactions occurring prior to the Arrangement on April 7, 2021 were derived from the accounting records of Premier Gold Mines USA Inc. (“Premier USA”). The financial information prior to April 7, 2021 is intended to be representative of the entities had i-80 Gold been operating them as a stand-alone entity, subject to i-80 Gold’s control, during this time. The financial information related to this period has been prepared by i-80 Gold’s management in accordance with IFRS and requires the use of significant judgments made in allocating reported amounts related to Premier USA. In the opinion of management, these Consolidated Financial Statements reflect all adjustments necessary to present fairly the consolidated statements of financial position and the consolidated statements of net income (loss) and comprehensive income (loss) in accordance with IFRS.

Presentation of the consolidated statements of financial position

The transfer of Premier USA’s assets and liabilities from Premier to i-80 Gold was recorded by the Company at the carrying amounts recorded in Premier USA’s unaudited interim condensed consolidated statement of financial position at the time of the transfer.

The assets, liabilities and equity on the consolidated statements of financial position in the comparative period are directly attributable to Premier USA, and from April 7, 2021, to i-80 Gold.

Presentation of the consolidated statements of income (loss) and comprehensive income (loss)

All revenue and operating expenses on the consolidated statements of income (loss) and comprehensive income (loss) are directly attributable to Premier USA and from April 7, 2021, to i-80 Gold. General and administrative expenses recorded prior to the Arrangement have been determined based on actual expenses. Share-based compensation recorded by Premier USA prior to April 7, 2021 has been allocated to Premier USA based on the compensation of Premier USA employees. From April 7, 2021 to December 31, 2021 amounts recorded for expenses are based on amounts incurred by i-80 Gold and Premier USA.

Presentation of the consolidated statements of changes in equity

For reporting periods prior to the Arrangement, Premier USA’s equity reflects the net assets of the stand-alone entity. At the close of the Arrangement, the carrying amount of the net investment of $10.2 million was transferred to the share capital of i-80 Gold along with the additional equity generated through the settlement of the intercompany balances in the amount of $140.4 million discussed further in Note 1(c).

(b)Basis of consolidation

The Financial Statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved when the Company is exposed to variable returns and has the ability to affect those returns through power to direct the relevant activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries will be de-consolidated from the date that control ceases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Subsidiary	Location	Percentage of ownership	Property	Principle activity
Premier Gold Mines USA Inc.	Nevada	100%	Holding	Mineral exploration
Goldcorp Dee LLC	Humboldt, Nevada	100%	Lone Tree	Production
Ruby Hill Mining Company LLC	Eureka, Nevada	100%	Ruby Hill	Production
Osgood Mining Company LLC	Humboldt, Nevada	100%	Granite Creek	Pre-development
Au-Reka Gold Corporation	Eureka, Nevada	100%	McCoy-Cove	Pre-development
Argenta LLC	Lander, Nevada	100%	Inactive	Mineral exploration
Premier Gold Mines Nevada Inc.	Nevada	100%	Inactive	Mineral exploration
Premier Goldbanks LLC	Nevada	100%	Inactive	Mineral exploration
Premier Rye LLC	Nevada	100%	Inactive	Mineral exploration

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between the companies. Where unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company. Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the period are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

(c)Business combinations

For business combinations that are determined to be a combination of businesses not under common control, the consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition date fair values of the assets transferred, the liabilities assumed and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition date fair values. Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition date fair value of any existing equity interest in the acquiree, over the acquisition date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount is recognized immediately as income in the statement of income (loss) and comprehensive income (loss).

For business combinations that are determined to be a common control transaction, it is necessary for management to use judgement in applying appropriate accounting treatment that will provide relevant and reliable information. For the Arrangement, management determined that the transaction was a common control transaction as Premier shareholders retained control of i-80 Gold and Premier USA, before and after the Arrangement. As a result, management determined that the most relevant and reliable information would be presented in the consolidated financial statements of i-80 Gold applying the predecessor value or book-value method, which records and consolidates the existing book values of the acquired assets and liabilities of the combined entities, rather than fair values, and no goodwill is recorded. In addition, the investment in the transferred subsidiary (Premier USA) transfers to the new parent (i-80 Gold) at the carrying value of Premier. For comparative presentation purposes, because Premier USA will continue to operate under i-80 Gold, comparative amounts will be retained and continue to be presented in the consolidated financial statements.

(d)Functional and presentation currency

The functional currency of the Company is the United States dollar ("USD" or "US dollars") which reflects the underlying transactions, events and conditions that are relevant to the entity. Management considers primary and secondary indicators in determining functional currency including the currency that influences sales prices, labor, purchases and other costs. Other indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained.

Reference to $ or USD is to US dollars, reference to C$ or CAD is to Canadian dollars.

(e)Financial instruments

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as fair value through profit or loss ("FVPL"), directly attributable transaction costs. Financial instruments are recognized when the Company becomes a party to the contracts that give rise to them and are classified at amortized cost, fair value through profit or loss or fair value through other comprehensive income, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Financial assets at FVPL

Financial assets at FVPL include financial assets held for trading and financial assets not designated upon initial recognition as amortized cost or fair value through other comprehensive income ("FVOCI"). A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. Transaction costs are expensed as incurred. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets measured at FVPL are measured at fair value with changes in fair value recognized in profit or loss.

Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and is not designated as FVPL. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts/payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (when appropriate) a shorter period, to the net carrying amount on initial recognition.

Financial liabilities

Financial liabilities are classified as measured at amortized cost or FVPL. A financial liability is classified as at FVPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings when the liabilities are derecognized as well as through the amortization process. Borrowing liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

Derivative instruments

Derivative instruments, including embedded derivatives, are measured at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in profit or loss.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

A loss allowance for expected credit losses is recognized in OCI for financial assets measured at amortized cost. At each balance sheet date, on a forward-looking basis, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment model does not apply to investments in equity instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

The expected credit losses are required to be measured through a loss allowance at an amount equal to the 12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date) or full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument). A loss allowance for full lifetime expected credit losses is required for a financial instrument if the credit risk of that financial instrument has increased significantly since initial recognition.

Derecognition of financial assets and liabilities

A financial asset is derecognized when either the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party. If neither the rights to receive cash flows from the asset have expired nor the Company has transferred its rights to receive cash flows from the asset, the Company will assess whether it has relinquished control of the asset or not. If the Company does not control the asset then derecognition is appropriate.

A financial liability is derecognized when the associated obligation is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in net earnings.

(f)Cash and cash equivalents

Cash and cash equivalents is comprised of cash on hand and demand deposits.

(g)Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, is expected to be processed into a saleable form and sold at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold and silver in a saleable form. The recovery of gold from certain oxide ores is achieved through the heap leaching process. Work-in-process represents gold and silver in the processing circuit, including ore and leach pads, that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold and silver in saleable form. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value ("NRV"). Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labour, materials and contractor expenses, including non-capitalized stripping costs; depreciation on property, plant and equipment including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce in the stockpile.

Provisions to reduce inventory to NRV are recorded to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. NRV is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to NRV, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in NRV where the inventory is still on hand.

(h)Property, plant and equipment

General

Property, plant and equipment are recorded at cost less accumulated depreciation, depletion and impairment charges.

Major overhaul expenditures and the cost of replacement of a component of plant and mobile equipment are capitalized and depreciated over the average expected life between major overhauls. All other replacement spares and other costs relating to maintenance of mobile equipment are charged to the cost of production.

Directly attributable costs incurred for major capital projects and site preparation are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include dismantling and site restoration costs to the extent these are recognized as a provision. Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s property, plant and equipment and also when events or changes in circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

An item of property, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the statements of income / (loss) and comprehensive income / (loss) in the period the asset is de-recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Exploration, evaluation and pre-development expenditures

The exploration, evaluation and pre-development expenditure policy is to charge exploration and evaluation expenditures within an area of interest as expense until management concludes that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and that future economic benefits are probable. In making this determination, the extent of exploration, as well as the degree of confidence in the mineral resource is considered. Once a project has been established as commercially viable and technically feasible and has been subject to an impairment analysis, further expenditures are capitalized and classified as development properties.

Exploration, evaluation and pre-development expenditures consist of:

–gathering exploration data through topographical and geotechnical studies;
–exploratory drilling, trenching and sampling;
–determining the volume and grade of the resource;
–test work on geology, metallurgy, mining, geotechnical and environmental; and
–conducting engineering, marketing and financial studies.

Exploration and evaluation assets acquired are initially recognized at fair value as exploration rights within tangible assets.

Development properties (underground and open pit)

A property, either open pit or underground, is classified as a development property when a mine plan has been prepared and technical feasibility has been established, a permit has been obtained and a decision is made to commercially develop the property and mineralization is classified as proven and probable. Development expenditure is accumulated separately for each area of interest for which economically recoverable mineral reserves have been identified.

All expenditures incurred prior to the commencement of commercial levels of production from each development property are capitalized. In addition, capitalized costs are assessed for impairment when there is an indicator of impairment. Proceeds received from selling output produced before the asset is ready for its intended use are recognized in profit or loss. The related cost of producing the output is measured using the guidance in IAS 2, ‘Inventories’, and it is recognized as an expense in profit or loss when sold.

Development properties are not amortized until they are reclassified as mine property assets following the achievement of commercial levels of production.

Mine properties

After a mine property has been brought into commercial production, costs of any additional mining, in-pit drilling and related work on that property are expensed as incurred. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production, including the stripping of waste material, are deferred and then amortized on a unit-of- production basis.

Deferred stripping costs

Stripping costs incurred in the production phase of a mining operation are accounted for as variable production costs and are included in the costs of inventory produced. Stripping activity that improves access to ore in a future period is accounted for as an addition to or enhancement of an existing asset. The Company recognizes stripping activity assets when it is probable that the future economic benefit associated with the stripping activity will flow to the Company; the component of the ore body for which access has been improved can be identified; and the costs relating to the stripping activity associated with that component can be measured reliably.

Stripping activity assets are amortized on a unit of production basis in subsequent periods over the proven and probable reserves to which they relate.

Depreciation and depletion

The carrying amounts of mine properties, plant and equipment are depreciated or depleted to their estimated residual value over the estimated economic life of the specific assets to which they relate, using the depreciation methods or depletion rates as indicated below. Estimates of residual values or useful lives and depreciation methods are reassessed annually and any change in estimate is taken into account in the determination of the remaining depreciation or depletion rate. Depreciation or depletion commences on the date the asset is available for its use as intended by management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Depreciation or depletion is computed using the following rates:

Item	Methods	Rates
Mine properties	Units of production	Estimated proven and probable mineral reserves
Equipment, leasehold improvements	Straight line	Lesser of lease term and estimated useful life
Buildings	Straight line	20 years
Furniture, office equipment and software	Straight line	2 – 5 years
Plant and equipment	Straight line, units of production	4 – 10 years, estimated proven and probable mineral reserves
Mining equipment	Straight line	1 – 10 years based on life of mine
Deferred stripping costs	Units of production	Estimated proven and probable mineral reserves accessible due to stripping activity

(i)Provisions

Provisions are recognized when the Company or its subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pretax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost. Contingent liabilities are not recognized in the financial statements, if not estimatable and probable, and are disclosed in notes to the financial information unless their occurrence is remote. Contingent assets are not recognized in the financial statements, but are disclosed in the notes if their recovery is deemed probable.

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pretax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over future production from the mining property to which it relates. The provision is reviewed each reporting period for changes in cost estimates, discount rates and operating lives. Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. If, for mature mines, the revised mine assets net of rehabilitation provisions exceeds the carrying value, that portion of the increase is charged directly to expenses. For closed sites, changes to estimated costs are recognized immediately in profit and loss.

(j)Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether the:

–contract involves the use of an identified asset:
–this may be specified explicitly or implicitly,
–should be physically distinct or represent substantially all of the capacity of a physically distinct asset, and
–if the supplier has a substantive substitution right, then the asset is not identified.
–Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, and
–Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either the:
–Company has the right to operate the asset, or
–Company designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset will be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability when applicable.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

–fixed payments, including in-substance fixed payments,
–variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date,
–amounts expected to be payable under a residual value guarantee, and
–the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in “Property, plant and equipment" and lease liabilities in “Other liabilities".

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of items that have a lease term of 12 months or less and leases of low-value assets including non-specialized IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(k)Share capital and warrants

Share capital represents the fair value of consideration received. Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. Incremental costs directly attributable to the issue of new shares or options are also shown in equity as a deduction.

The Company periodically issues units to investors consisting of common shares and warrants in non-brokered private placements or as additional consideration in a brokered financing or purchase transaction. Each whole warrant issued entitles the holder to acquire a common share of the Company, at a fixed Canadian dollar price over a specified term. These warrants are not transferable from the original investor to a new investor and are considered derivatives because their exercise price is in CAD whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as a liability at fair value with changes in fair value recognized in profit or loss except the Premier warrants that were replaced on the spin-out recorded as a reduction of equity. When investor or other warrants are exercised, the liability is revalued prior to derecognition with the change in fair value recognized in profit or loss, proceeds received are added to share capital and the liability is derecognized.

Holders of the Company's common shares will be entitled to receive dividends out of any funds legally available when, as and if declared by the Board. Each holder of the Company's common shares is entitled to one vote per share on all matters on which shareholders are generally entitled to vote. The Company's articles do not provide for cumulative voting in the election of directors.

(l)Share-based compensation

All goods and services received in exchange for the grant of any share-based payment are measured at their fair values or where fair value of the goods and services received is indeterminable estimated using an option pricing model. Where employees are rewarded using share-based payments, the fair values of employees' services are determined indirectly by reference to the fair value of the equity instruments granted. This fair value is determined at the grant date. In the comparative period prior to closing of the Transaction, all share-based payments were granted by Premier and allocated to the Company.

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Share Option Plan

Stock options are equity-settled share-based compensation awards. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period based on the number of units estimated to vest. Vesting periods may range from immediate to five years. This expense is recognized as share-based compensation expense with a corresponding increase in equity reserves.

Restricted Share Unit Plan

Restricted share units ("RSU") are granted to eligible members of the Board of Directors, eligible employees and eligible contractors. The RSUs are settled in cash or equity at the option of the Company. The RSUs vest subject to an RSU award letter but no later than December 31, of the third calendar year following the service year determined based on date of grant. The RSUs granted are accounted for under the equity method where the RSU grant letter specifies settlement in shares.

Deferred Share Unit Plan

Deferred share units ("DSU") are granted to eligible members of the Board of Directors, eligible employees and eligible contractors. The DSUs are settled in cash or equity at the option of the Company. The DSUs vest subject to a DSU award letter but no later than December 31, of the third calendar year following the service year determined based on date of grant. The DSUs granted are accounted for under the liability method where the DSU grant letter specifies settlement in cash, and the equity method where the DSU grant letter specifies settlement in shares. DSUs must be retained until the Director leaves the Board, at which time the awards will be equity or cash settled.

(m)Assets held for sale and discontinued operations

Non-current assets classified as held for sale are presented separately and measured at the lower of their carrying amounts immediately prior to their classification as held for sale and their fair value less costs to sell. Once classified as held for sale, the assets are not subject to depreciation or amortization.

Any profit or loss arising from the sale of a discontinued operation or its remeasurement to fair value less costs to sell is presented as part of a single line item, profit or loss from discontinued operations.

In the absence of direct guidance from IFRS 5 or IFRS 3 regarding the treatment of transaction costs in the case of a disposal, the Company will defer these costs and recognize them against the gain or loss incurred upon closing of the transaction. The transaction costs will be classified in the asset held for sale line item until the transaction is closed and the related assets and liabilities are derecognized.

(n)Impairment of non-financial assets

At each financial position reporting date the carrying amounts of the Company's non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(o)Revenue

The Company follows a 5-step process in determining whether to recognize revenue from the sale of precious metals, gold and silver:

–Identifying the contract with a customer;
–Identifying the performance obligations;
–Determine the transaction price;
–Allocating the transaction price to the performance obligations; and
–Recognizing revenue when/as performance obligation(s) are satisfied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

The Company earns revenue from contracts with customers under the gold offtake arrangement and from gold sold in the London spot market. Revenue from contracts with customers is generally recognized on the settlement date, which is the date the customer obtains control of the promised asset and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price. The transaction price is based upon the amount the Company expects to be entitled to in exchange for the transferring of the promised goods. The transaction price is either fixed on the settlement date or at spot prices based upon the terms of the contract. The Company typically receives payment within one to three days of the settlement date.

In the comparative period and prior to the closing of the Transaction, the Company earned revenue from the sale of precious metals to Premier, a related party. All sales were at market prices and a trading margin of 1.8% is applicable in situations where Premier was required to perform significant sales and trading activities for the refined metals. Revenue from related party sales was recognized at the fair value of the consideration received.

(p)Income taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit or other current tax activities, which differs from profit or loss in the financial statements. Calculation of current tax expense is based on tax rates and tax laws that have been enacted by the end of the reporting period.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax on temporary differences associated with investments in subsidiaries and co-ownership is not provided if reversal of these temporary differences can be controlled by the Company and it is expected that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it is not recognized in the financial statements.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of taxable income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

(q)Income / (loss) per share

The Company presents basic income / (loss) per share data for its common shares, calculated by dividing the income / (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income per share is determined using the treasury stock method and the weighted average number of common shares outstanding for the effects of all dilutive stock options.

(r)Segment reporting

An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity's management, and (iii) for which discrete financial information is available.

(s)Interest

Interest income and expenses are reported on an accrual basis using the effective interest method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(t)Significant accounting judgements and estimates

The preparation of these Consolidated Financial Statements in accordance with IFRS requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, disclosure of commitments and contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from these estimates.

The significant judgments and estimates used in the preparation of these Consolidated Financial Statements that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities and earnings within the next financial year include:

Osgood Mining Company LLC Acquisition

With regard to the acquisition of Osgood, management followed the guidance within IFRS 3 – Business Combinations and determined that the transaction should be accounted for as an asset acquisition. In such cases, the acquirer identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event will not give rise to recording goodwill.

The Osgood transaction was recorded based on the total consideration paid for the assets. Total consideration paid in excess of the acquired assets’ book values represented the fair value of the net assets acquired and was attributable to the acquired mineral interests.

For contingent consideration and payments, an accounting policy choice exists, and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Osgood acquisition, management has not recognized any liability for contingent payments as the performance conditions required for these payments had not been met as of the date the assets were acquired.

Acquisition of Ruby Hill

The acquisition of Ruby Hill was assessed by management under the guidance of IFRS 3 – Business Combinations, management determined that they acquired a business and therefore accounted for the acquisition as a business combination under this standard. The fair value of assets acquired and liabilities assumed in this business combination, including deferred consideration, was estimated based on information available at the date of acquisition. Various valuation techniques were applied for measuring fair value including market comparables and discounted cash flows which rely on assumptions such as forward commodity prices, quantity of mineral resources, mining and processing costs and discount rates. Changes in these variables could significantly impact the carrying value of the net assets.

Deferred consideration related to Ruby Hill is recognized as a financial liability at FVPL. In determining fair value on acquisition and at each reporting period, management judgement was required in respect to input variables of the financial model used for estimation purposes. These variables include management's best estimate that the early prepayment options will be exercised for all milestone payments and a discount rate that reflects the risk associated with the payment of contingent consideration.

Asset Exchange with Nevada Gold Mines LLC

The Asset Exchange with Nevada Gold Mines LLC was assessed by management under the guidance of IFRS 3 – Business Combinations. Management determined the assets acquired in this transaction did not meet the definition of a business and therefore accounted for the acquisition as an asset acquisition. As the consideration for this transaction was largely the South Arturo operations, the fair value of consideration given could not be measured as reliably as the fair value of the assets acquired and so management took the approach of valuing the assets acquired at fair value instead of the consideration paid, The fair value of assets acquired and liabilities assumed in this asset acquisition, was estimated based on information available at the date of acquisition. Various valuation techniques were applied for measuring fair value including market comparables and discounted cash flows which rely on assumptions such as forward commodity prices, quantity of mineral resources, mining and processing costs and discount rates. Changes in these variables could significantly impact the carrying value of the net assets. A gain was recognized on this transaction, which reflected the difference between the carrying value of the non-cash consideration and its fair value.

Assets held for sale and discontinued operations

Significant judgement was required in the application of IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”) regarding the Company’s 40% interest in the South Arturo asset classification as assets held for sale and classification as a discontinued operation.

In October, 2021, the Company announced that it had entered into a definitive agreement with Nevada Gold Mines (“NGM”) whereby the Company acquired the Lone Tree and Buffalo Mountain gold deposits in exchange for (among other consideration) the Company’s 40% interest in the South Arturo property. Management determined that the South Arturo asset should be classified as a discontinued operation in the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Provisions for environmental rehabilitation

Management assesses the provisions for environmental rehabilitation on acquisition, on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in each jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the discount rate. The actual future expenditures may differ from the amount currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and / or regulatory requirements in the future.

Valuation of financial instruments

The Company issued warrants as further described in Note 1 and Note 12(i) of these Financial Statements. The warrants are considered derivatives because their exercise price is in C$ whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. In determining fair value, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as the Company's share price, share price variability, trading volumes and risk-free rates of return. The fair value of the warrants recognized on inception were calculated using Premier’s share price volatility and at December 31, 2022, and December 31, 2021, using i-80 Gold's share price volatility.

The financing instruments described in Note 1(d) were valued by simulating the relevant prices of the underlying assets; gold, silver and the Common Shares, from December 9 or 13, 2021, to their respective maturity dates of each financial instrument, using LongstaffSchwartx MonteCarlo simulation, assuming they follow correlated Geometric Brownian Motion and modeling the payoffs of each financial instrument in the Financing Package. The derivatives (including embedded) were fair valued with the residual balance being allocated to the host contracts. The derivatives (including embedded) will continue to be recognized at FVPL whilst the host contracts are at amortized cost.

The conversion and change of control rights contained in the Convertible Loans are recognized as derivative liabilities and separately measured at FVPL each reporting period. In determining the fair value at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as managements estimate of the probability and date of a change of control event, the Company's share price, share price variability, credit spreads, and interest rates.

The Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVPL each reporting period. In determining the fair value of the embedded derivative at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as metal prices, metal price volatility, and risk free borrowing rates.

The Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives; one in relation to the embedded silver price within the agreement and the other in relation to the gold substitution option whereby i-80 Gold can choose to deliver gold instead of silver at a ratio of 75:1, both are measured at FVPL each reporting period. In determining the fair value of the embedded derivatives at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as metal prices, metal price volatility, risk free borrowing rates and the Company's production profile.

The South Arturo Stream Agreement is recognized as a financial liability at FVPL. In determining the fair value of the Stream Agreement management judgement was required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as the Company's production profile, credit spread, and metal prices. Using the inputs above the Company used a discounted cash flow analysis to determine the present value of the financial liability.

Valuation of Inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of cost and NRV. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, and the amount of gold in the mill circuits. The determination of NRV involves the use of estimates. The NRV of inventories is calculated as the estimated price at the time of eventual sale based on prevailing and forecast metals prices less estimated future costs to convert the inventories into saleable form and associated selling costs. The NRV of inventories is assessed at the end of each reporting period. Changes in estimates of NRV may result in a write-down of inventories or the reversal of a previous write-down.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Recoverable ounces

The carrying amounts of the Company's mining property is depleted based on recoverable ounces contained in proven and probable mineral reserves. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to mine plans and changes in metal price forecasts can result in a change in future depletion rates.

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management's assumptions, and actual events including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operation.

Impairment and reversal of impairment for non-current assets

Non-current assets are tested for impairment at the end of each reporting period if in management's judgement there is an indicator of impairment. If there are indicators, management performs an impairment test on the major assets within this balance.

In the case of mineral property assets, recoverability is dependent on a number of factors common to the natural resource sector. These include the extent to which the Company can continue to renew its exploration and future development licenses with local or other authorities, establish economically recoverable reserves on its properties, the availability of the Company to obtain necessary financing to complete the development of such reserves and future profitable production or proceeds from the disposition thereof. The Company will use the evaluation work of professional geologists, geophysicists and engineers for estimates in determining whether to commence or continue mining and processing. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization.

3.ADOPTION OF NEW ACCOUNTING STANDARDS

New Accounting Standards and Interpretations not yet Adopted

IAS 1 - Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective January 1, 2024 with early adoption permitted. The amendments are required to be adopted retrospectively. The Company does not anticipate any significant impact from these amendments on the financial statements as a result of initial application.

Amendments to IAS 12 and IFRS 1 – Deferred taxes related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued amendments to IAS 12 - Income Taxes, which requires companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. The Company does not expect a material impact from this amendment on the financial statements as a result of the initial application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

4.DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

In October 2021, the Company and NGM completed an exchange agreement whereby the Company acquired the Lone Tree and Buffalo Mountain properties in exchange for the Company’s 40% interest in the South Arturo property. As a result, assets and liabilities allocable to the South Arturo assets were classified as a disposal group held for sale. Revenue and expenses, gains and losses relating to the discontinuation of South Arturo have been eliminated from profit or loss from the Company’s continuing operations and are shown as a single line item in the statement of profit or loss in the comparative period.

Operating profit of the South Arturo asset classified as held for sale in the comparative period is summarized as follows:

Year ended December 31, 2021
Revenue	$31,991
Cost of sales	(17,207)
Depletion, depreciation and amortization	(1,691)
Mine operating income from discontinued operations	13,093

Expenses
Exploration, evaluation and pre-development	1,034
General and administrative	175
Income from discontinued operations before the following	11,884

Environmental rehabilitation accretion	(44)
Other	16
Other expense	(28)

Income from discontinued operations before income taxes	11,856
Current tax expense	(253)
Income from discontinued operations for the period	$11,603

The carrying amounts of assets and liabilities in this disposal group are summarized as follows:

October 14, 2021
ASSETS
Current assets
Cash and cash equivalents	$3,361
Inventory	3,184
Total current assets	6,545
Non-current assets
Restricted cash and cash equivalents	5,483
Long-term inventory	3,125
Property, plant and equipment	35,710
Total non-current assets	44,318
Total assets	$50,863

LIABILITIES
Current liabilities
Accounts payable	$3,539
Accrued liabilities	26
Taxes payable	111
Current provision for environmental rehabilitation	4
Total current liabilities	3,680
Non-current liabilities
Deferred taxes	897
Provision for environmental rehabilitation	3,467
Total non-current liabilities	4,364
Total liabilities	$8,044

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

5.INVENTORY

	December 31, 2022	December 31, 2021
Ore in stockpiles and on leach pads	$12,492	$22,477
Work-in-process	3,059	3,523
Finished goods	984	—
Total inventory	$16,535	$26,000

The amount of inventory recognized as an expense in cost of sales for the year ended December 31, 2022 was $28.9 million (nil for the year ended December 31, 2021).

During the year ended December 31, 2022, the Company recognized within cost of sales $6.4 million (nil for the year ended December 31, 2021) in write-downs of inventory to NRV relating to heap leach ore at Ruby Hill and Lone Tree.

6.OTHER ASSETS

	December 31, 2022	December 31, 2021
Investment in Paycore (i)	$2,185	$2,650
Gold Prepay Agreement embedded derivative (ii)	2,916	—
Silver Purchase Agreement embedded derivative (iii)	1,898	—
Other assets (iv)	1,768	—
Total other assets	8,767	2,650
Less current portion	6,280	2,650
Long-term portion	$2,487	$—

(i)    On May 11, 2021, the Company completed a subscription agreement to purchase common shares (the “Purchased Securities”) from Paycore Minerals Inc. ("Paycore"), whereby the Company agreed to purchase 800,000 common shares at a price of C$1.00 per common share for aggregate of C$0.80 million. On December 3, 2021, the Company completed an additional subscription agreement to purchase 800,000 common shares at a price of C$2.10 per common share for aggregate of C$1.68 million, bringing the Company's total investment to C$2.48 million ($1.95 million). On April 25, 2022, shares of Paycore were listed and posted for trading on the TSXV under the symbol “CORE.V”.

The Company records its investment in Paycore at fair value as further described in Note 24(d) of these Financial Statements. At December 31, 2022, the fair value of the Company's investment in Paycore was C$2.96 million ($2.19 million). For the year ended December 31, 2022, the Company recorded a fair value loss related to the revaluation of the investment of $0.3 million (gain of $0.7 million for the year ended December 31, 2021) through the statement of income as further described in Note 18 of these Financial Statements.

(ii)    The asset balance represents the embedded derivative in relation to the fixed gold price included in the Gold Prepay Agreement as further described in Note 1(d), Note 10(iv), and Note 24(d) of these Financial Statements. The Company recognizes the embedded derivative at fair value with changes in fair value recognized in profit or loss. For the year ended December 31, 2022, the Company recorded a fair value gain related to the valuation of the embedded derivative of $2.9 million through the statement of income as further described in Note 18 of these Financial Statements. As of December 31, 2022, the current portion of the Gold Prepay Agreement embedded derivative was $1.3 million.

(iii)    The asset balance represents the embedded derivative in relation to the silver price included in the Silver Purchase Agreement as further described in Note 1(d), Note 10(v), and Note 24(d) of these Financial Statements. The Company recognizes the embedded derivative at fair value with changes in fair value recognized in profit or loss. For the year ended December 31, 2022, the Company recorded a fair value gain related to the valuation of the embedded derivative of $1.9 million through the statement of income as further described in Note 18 of these Financial Statements. As of December 31, 2022 the current portion of the Silver Purchase Agreement embedded derivative was $1.0 million.

(iv)    This balance represents other non-core assets acquired in the Argenta Property acquisition, as further described in Note 1(b) of these Financial Statements.

7.LONG-TERM RECEIVABLE

The receivable in the comparative period is Alternative Minimum Tax ("AMT") recoverable due to the enactment of U.S. Tax Reform legislation on December 22, 2017. The Company had a total of $1.43 million in AMT credits as a result of the Corona Virus Aid, Relief, and Economic Security ("CARES") Act which was enacted March 27, 2020. During the year ended December 31, 2022, the Company recovered the balance receivable plus accrued interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

8.RESTRICTED CASH AND CASH EQUIVALENTS

Property	December 31, 2022	December 31, 2021
McCoy-Cove, Nevada (i)	$1,955	$600
Lone Tree, Nevada (ii)	25,877	25,593
Ruby Hill, Nevada (iii)	4,604	4,584
Granite Creek, Nevada (iv)	466	—
Total restricted cash and cash equivalents	$32,902	$30,777

(i)The Company has $2.0 million in restricted cash relating to the reclamation of the Company's McCoy-Cove property.

(ii)The Company has $25.9 million in restricted cash relating to the reclamation of the Company's Lone Tree property.

(iii)     The Company has $4.6 million in restricted cash relating to the reclamation of the Company's Ruby Hill property.

(iv)     The Company has $.5 million in restricted cash relating to the reclamation of the Company's Granite Creek property.

9.PROPERTY, PLANT AND EQUIPMENT

Cost	Mine properties (i)	Development properties (ii)	Exploration, evaluation and pre-development properties (iii)	Buildings, plant and equipment	Total
Balance as at January 1, 2021	$96,537	$30,902	$52,463	$18,490	$198,392
Additions	3,677	69,049	169,195	199,952	441,873
Disposals	—	—	—	(3)	(3)
IFRS 16 Right of Use assets	—	—	—	634	634
Change in estimate of provision for environmental rehabilitation	—	318	1,762	—	2,080
Transfers	(355)	2,703	(200)	(2,148)	—
Adjustments	—	—	—	(26)	(26)
Classified as held for sale	(97,699)	(26,587)	—	(10,658)	(134,944)
Balance as at December 31, 2021	2,160	76,385	223,220	206,241	508,006
Additions	—	32,422	241	23,450	56,113
Disposals	—	—	—	(24)	(24)
IFRS 16 Right of Use assets	—	—	—	280	280
Transfers	—	899	7,182	(8,081)	—
Change in estimate of provision for environmental rehabilitation	—	(994)	(22,608)	—	(23,602)
Balance as at December 31, 2022	$2,160	$108,712	$208,035	$221,866	$540,773

Accumulated depreciation and impairment
Balance as at January 1, 2021	$93,298	$—	$—	$4,938	$98,236
Depletion, depreciation and amortization	2,877	—	—	3,481	6,358
Disposals	—	—	—	(3)	(3)
Classified as held for sale	(94,015)	—	—	(5,219)	(99,234)
Balance as at December 31, 2021	2,160	—	—	3,197	5,357
Depletion, depreciation and amortization	—	—	—	6,177	6,177
Disposals	—	—	—	(22)	(22)
Balance as at December 31, 2022	$2,160	$—	$—	$9,352	$11,512

Carrying amounts
Balance, December 31, 2021	$—	$76,385	$223,220	$203,044	$502,649
Balance as at December 31, 2022	$—	$108,712	$208,035	$212,514	$529,261

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(i)Mine properties:

Property	January 1, 2021	Additions	Transfers	Depletion	Classified as held for sale	December 31, 2021
Ruby Hill, Nevada[1]	$—	$2,160	$—	$(2,160)	$—	$—
South Arturo, Nevada [2]	3,239	1,517	(355)	(717)	(3,684)	—
Total	$3,239	$3,677	$(355)	$(2,877)	$(3,684)	$—

(ii)Development properties:

Property	January 1, 2022	Additions	Change in estimate of environmental provision	Transfers	Classified as held for sale	December 31, 2022
South Arturo, Nevada	$—	$—	$—	$—	$—	$—
Granite Creek, Nevada	76,385	32,422	(994)	899	—	108,712
Total	$76,385	$32,422	$(994)	$899	$—	$108,712

Property	January 1, 2021	Additions	Change in estimate of environmental provision	Transfers	Classified as held for sale	December 31, 2021
South Arturo, Nevada	$23,402	$482	$—	$2,703	$(26,587)	$—
Granite Creek, Nevada	7,500	68,567	318	—	—	76,385
Total	$30,902	$69,049	$318	$2,703	$(26,587)	$76,385

(iii)Exploration, evaluation and pre-development properties:

Property	January 1, 2022	Additions	Change in estimate of environmental provision	Transfers	Classified as held for sale	December 31, 2022
McCoy-Cove, Nevada	$54,105	$—	$(84)	$7,182	$—	$61,203
Ruby Hill, Nevada	103,594	—	(10,705)	—	—	92,889
Lone Tree, Nevada	65,521	—	(12,988)	—	—	52,533
Argenta, Nevada	—	241	1,169	—	—	1,410
Total	$223,220	$241	$(22,608)	$7,182	$—	$208,035

Property	January 1, 2021	Additions	Change in estimate of environmental provision	Transfers	Classified as held for sale	December 31, 2021
McCoy-Cove, Nevada	$52,213	$—	$1,842	$50	$—	$54,105
Ruby Hill, Nevada	—	103,674	(80)	—	—	103,594
Rodeo Creek, Nevada	250	—	—	(250)	—	—
Lone Tree, Nevada	—	65,521	—	—	—	65,521
Total	$52,463	$169,195	$1,762	$(200)	$—	$223,220

1 The Ruby Hill property relates to the Archimedes open pit, fully depleted in Q4 2021.
2 The South Arturo property was disposed of October 14, 2021, as part of the Asset Exchange with NGM.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(iv)Depreciation, depletion and amortization on property, plant and equipment during the year ended December 31, 2022 and 2021 include amounts allocated to:

	Year ended December 31,
	2022	2021
Depreciation, depletion and amortization	$4,528	$—
Recorded in exploration, evaluation and pre-development	484	198
Recorded in general and administrative	346	163
Recorded in property maintenance	816	—
Depreciation, depletion and amortization capitalized into properties	215	—
Depreciation, depletion and amortization in discontinued operations	—	1,691
	6,389	2,052
Inventory movement	(212)	4,306
Total depletion, depreciation and amortization	$6,177	$6,358

(v)The Company’s leased assets include buildings and vehicles. Right-of-use assets include:

	Buildings	Equipment	Vehicles	Total
As at December 31, 2020	$91	$—	$3	$94
Additions	635	—	—	635
Terminations	26	—	—	26
Depreciation	118	—	3	121
As at December 31, 2021	582	—	—	582
Additions	—	280	—	280
Depreciation	212	128	—	340
As at December 31, 2022	$370	$152	$—	$522

(a)Impairment

The Company regularly reviews the carrying amount of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. Mineral property interests are tested for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable. In the absence of other factors, a mineral property that has not been actively explored within the past three years and for which no future exploration plans exist will be considered to be impaired. There were no impairments recorded for the year ended December 31, 2022, and 2021.

(b)Acquisitions and option agreements

Granite Creek Project

As disclosed in Note 1(b) of these Financial Statements, the Granite Creek Project was acquired through the acquisition agreement with Osgood and Christison. The purchase price paid in 2021 was a combination of non-cash shares and warrants of $38.0 million and cash of $23.2 million. In 2020, $2.3 million in cash was paid on deposit to Waterton on the purchase of Osgood; and $7.5 million in cash was paid for the Christison Project, which was transferred into the Granite Creek Project in 2021.

On May 6, 2022, the Company entered into an agreement to acquire strategic land sections adjoining the Company’s Granite Creek Property from NGM. The total consideration for the purchase of the property sections consists of a cash payment of $4.0 million and the inclusion of the acquired sections into the existing 10% net profits royalty that NGM currently holds on the existing property.

In September 2022, the Company paid to Waterton $5.0 million as part of the contingent value rights payment due upon the public announcement of a positive production decision related to the Granite Creek Project. As further described in Note 1(b) of these Financial Statements, on acquisition of Osgood the Company did not recognize contingent payments as the conditions required for these payments had not been met as of the date the assets were acquired. The $5.0 million contingent value rights payment is recorded in property, plant and equipment on the consolidated statements of financial position at December 31, 2022.

Tabor Exploration and Option Agreement

On August 24, 2020, the Company through its wholly owned subsidiary Au-Reka Gold Corporation ("Au-Reka") entered into an option agreement with Renaissance Exploration, Inc. to acquire a 100% interest in the Tabor Project located in Esmeralda County, Nevada. The option agreement is subject to a firm commitment to spend $0.3 million towards exploration activities by the one-year anniversary date that the Company acquires an exploration permit on the property plus initial earn-in option payments of $5.2 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(c)Summary of mineral property Net Smelter Return ("NSR") royalties (as at December 31, 2022)

Active properties	NSR (i)
McCoy-Cove, Nevada	1.5% NSR Maverix Metals Inc.
2% NSR Maverix Metals Inc.
Tabor, Nevada	3% NSR Renaissance
Granite Creek	1-4% NSR Royal Gold/D.M. Duncan
3-5% NSR Royal Gold/D.M. Duncan
2% NSR Franco-Nevada/S&G Pinson
Portions of 7.5% NSR Stoffer/Noceto/Phillips
2% NSR Stoffer/Noceto/Phillips/Murphy/Christison
10% NPI Nevada Gold Mines
2% Newmont Capital Limited
Lone Tree	3% NSR
5% NSR VEK/Andrus
1% NSR Franco-Nevada Mining Corporation, Inc.
4-5% NSR Marigold Mining Company
5% NSR Richardson
5% NSR BTF Properties
Ruby Hill	2.5% NSR Placer Dome U.S. Inc.
3% Biale Trust
4% NSR Asarco Incorporated
3% RG Royalties
Inactive properties	NSR
Rodeo Creek, Nevada	2% NSR Nevada Select Royalty Inc
South Arturo, Nevada	4-9% Annual minimum royalty Franco-Nevada Corporation
(i)These royalties are tied to specific mining claims and may not apply to the entire property.

10.LONG-TERM DEBT

	Orion convertible credit (i)	Sprott convertible credit (ii)	Stream Agreement (iii)	Gold Prepay Agreement (iv)	Silver Purchase Agreement (v)	Other (vi), (vii)	Total
As at January 1, 2021	$—	$—	$—	$—	$—	$105	$105
Fair value on inception	32,745	7,634	853	—	—	—	41,232
Loan advance	—	—	—	—	—	20,750	20,750
Additions and adjustments	—	—	—	—	—	799	799
Principal repayment	—	—	(11)	—	—	(20,859)	(20,870)
Disposals	—	—	(897)	—	—	—	(897)
Fair value adjustments	—	—	55	—	—	—	55
Finance charge	211	51	—	—	—	—	262
As at December 31, 2021	32,956	7,685	—	—	—	795	41,436
Fair value on inception	—	—	—	41,737	29,889	—	71,626
Additions and adjustments	—	—	—	—	—	334	334
Amortization of finance costs	308	—	—	45	—	—	353
Principal repayment	—	—	—	(14,498)	(134)	(348)	(14,980)
Finance charge	6,477	1,218	—	6,720	2,692	—	17,107
As at December 31, 2022	$39,741	$8,903	$—	$34,004	$32,447	$781	$115,876
Less current portion	—	—	—	9,610	11,208	470	21,288
Long-term portion	$39,741	$8,903	$—	$24,394	$21,239	$311	$94,588

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(i)Orion convertible credit

On December 13, 2021, the Company entered into a Convertible Credit Agreement with Orion to borrow $50 million. The Orion convertible credit bears interest at a rate of 8.0% annually and matures on December 13, 2025. The Orion convertible credit contains a change of control feature, a conversion feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature and conversion feature are classified as derivative financial liabilities, measured at FVTPL, whereas the forced conversion feature is classified as an equity instrument measured at fair value on inception and is not subsequently remeasured. During the year ended December 31, 2022, none of the features were exercised. The derivative financial liability was recorded at $13.6 million at inception and $27.0 million at December 31, 2022 ($18.5 million at December 31, 2021). For the year ended December 31, 2022, the Company recorded a fair value loss related to the valuation of the embedded derivatives of $8.5 million (loss of $4.9 million for the year ended December 31, 2021) through the statement of income as further described in Note 18 of these Financial Statements. The equity instrument was recorded at $2.0 million at inception and period end.

The Orion convertible note is presented in the balance sheet as follows:

	December 31, 2022	December 31, 2021
Opening balance	$32,956	$—
Fair value of notes issued	—	50,000
Other liabilities	—	(17,230)
Other equity securities	—	2,029
Deferred financing costs and other	—	(2,054)
	$32,956	$32,745
Amortization of finance costs	308	—
Finance expense	6,477	211
Non-current liability	$39,741	$32,956

Interest expense is calculated by applying the effective interest rate of 18.90% to the host liability component. Interest expense is included in finance expense.

The initial fair value of the liability portion of the convertible loan was determined using a market interest rate for an equivalent non- convertible loan at the issue date. The liability is subsequently recognized on an amortized cost basis until extinguished on control, conversion or maturity of the loan. The remainder of the proceeds, after removing components classified as liabilities, is allocated to the forced conversion option and recognized in shareholder's equity, net of income tax, and not subsequently remeasured.

(ii)Sprott convertible credit

On December 10, 2021, the Company entered into a Convertible Credit Agreement with Sprott to borrow $10 million. The Sprott convertible credit bears interest at a rate of 8.0% annually and matures on December 9, 2025. The Sprott convertible credit contains a change of control feature, a conversion feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature and conversion feature are classified as derivative financial liabilities, measured at FVTPL whereas the forced conversion feature is classified as an equity instrument measured at fair value on inception and is not subsequently remeasured. During the period ended December 31, 2022, none of the features were exercised. The derivative financial liability was recorded at $2.7 million at inception and $5.3 million at December 31, 2022 ($3.9 million at December 31, 2021). For the year ended December 31, 2022, the Company recorded a fair value loss related to the valuation of the embedded derivatives of $1.4 million (loss of $1.2 million for the year ended December 31, 2021) through the statement of income as further described in Note 18 of these Financial Statements. The equity instrument was recorded at $0.4 million at inception and period end.

The Sprott convertible note is presented in the balance sheet as follows:

	December 31, 2022	December 31, 2021
Opening balance	$7,685	$—
Fair value of notes issued	—	10,000
Other financial liabilities	—	(2,733)
Other equity securities	—	367
	$7,685	$7,634
Finance expense	1,218	51
Non-current liability	$8,903	$7,685

Interest expense is calculated by applying the effective interest rate of 14.92% to the host liability component. Interest expense is included in finance expense.

The initial fair value of the liability portion of the convertible loan was determined using a market interest rate for an equivalent non- convertible loan at the issue date. The liability is subsequently recognized on an amortized cost basis until extinguished on control, conversion or maturity of the loan. The remainder of the proceeds, after removing components classified as liabilities, is allocated to the forced conversion option and recognized in shareholder's equity, net of income tax, and not subsequently remeasured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(iii)Stream Agreement

The Stream Agreement was tied to production from South Arturo and as part of the Asset Exchange with NGM the fair value as of October 14, 2021, was included in the disposal group classified as held for sale.

On April 7, 2021, the Company entered into a Stream Agreement with Nomad, whereby the Company will deliver from South Arturo to Nomad (i) 100% of the refined silver from minerals from the main stream area, and (ii) 50% of the refined silver from the exploration stream area. Nomad will pay an ongoing cash purchase price equal to 20% of the silver market price on the day immediately preceding the date of delivery. Following the delivery of an aggregate amount of refined silver equal to $1.0 million to Nomad under the Stream Agreement, Nomad will continue to purchase the refined silver at an ongoing cash purchase price equal to 20% of the prevailing silver price. The principal repayment on the liability is variable based on 80% of the silver price applied to ounces delivered under the contract. The Stream Agreement is unsecured and the initial term of the agreement is 40 years.

The liability has been recorded as a reduction in the equity issued on the spin-out of Premier USA to the Company as the agreement resulted from the Silver Stream Agreement with Nomad that existed with Premier prior to the spin-out. The initial fair value of the Stream Agreement recognized on inception was $0.9 million.

(iv)Gold Prepay Agreement

On December 13, 2021, the Company entered into a Gold Prepay Agreement with Orion. In April 2022, the Gold Prepay Agreement was amended as further described in Note 1(d) of these Financial Statements. Under the terms of the amended Gold Prepay Agreement, in exchange for $41.9 million, the Company is required to deliver to Orion 3,100 troy ounces of gold for the quarter ending June 30, 2022, and thereafter, 2,100 troy ounces of gold per calendar quarter until September 30, 2025, for aggregate deliveries of 30,400 troy ounces of gold. As of December 31, 2022, the Company had delivered 7,300 troy ounces of gold towards the Gold Prepay Agreement with Orion, leaving 23,100 ounces remaining to be delivered under the agreement.

The Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVTPL each reporting period, as further described in Note 6(ii) and Note 24(d) of these Financial Statements.

Interest expense is calculated by applying the effective interest rate of 24.48% to the financial liability. Interest expense is included in finance expense.

(v)Silver Purchase Agreement

On December 13, 2021, in exchange for $30 million, the Company entered into a Silver Purchase Agreement with Orion. Under the Silver Purchase Agreement, commencing April 30, 2022, the Company will deliver to Orion 100% of the silver production from the Granite Creek and Ruby Hill projects until the delivery of 1.2 million ounces of silver, after which the delivery will be reduced to 50% until the delivery of an aggregate of 2.5 million ounces of silver, after which the delivery will be reduced to 10% of the silver production solely from Ruby Hill Project. Orion will pay the Company an ongoing cash purchase price equal to 20% of the prevailing silver price. Until the delivery of an aggregate of 1.2 million ounces of silver, the Company is required to deliver the following minimum amounts of silver in each calendar year: (i) in 2022, 300,000 ounces, (ii) in 2023, 400,000 ounces, (iii) in 2024, 400,000 ounces, and (iv) in 2025, 100,000 ounces. The Silver Purchase Agreement was funded April 2022.

As of December 31, 2022, the Company had delivered 6,491 ounces of silver towards the Silver Purchase Agreement with Orion. Subsequent to the year ended December 31, 2022, the Company delivered 293,509 ounces of silver to Orion in satisfaction of the 2022 Annual Minimum Delivery Amount. The current portion of the liability is $11.2 million at December 31, 2022, which includes 293,509 ounces delivered January 13, 2023, in relation to the 2022 Annual Minimum Delivery Amount and 400,000 ounces in relation to the 2023 Annual Minimum Delivery Amount.

The Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives as further described in Note 6(iii) and Note 24 (d) of these Financial Statements.

Interest expense is calculated by applying the effective interest rate of 12.28% to the financial liability. Interest expense is included in finance expense.

The obligations under the Gold Prepay Agreement and Silver Purchase Agreement are senior secured obligations of the Company as further described in Note 1(b) of these Financial Statements.

(vi)Equinox loan agreement

In the first quarter of 2021, Equinox Gold advanced to the Company a $20.8 million bridge loan that the Company then advanced to Premier USA for the purposes of making a deposit with affiliates of Waterton in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Granite Creek Project as further described in Note 1(b) of these Financial Statements. The loan matured April 16, 2021, 10 days following the closing of the arrangement and bore interest at a rate of 5% per annum payable in arrears on the maturity date. The loan was secured against the assets of the Company, Premier and Premier USA, and subordinated to the security of Premier's existing secured creditors. The loan matured and the principal balance of $20.8 million along with accrued interest of $0.06 million was repaid through a combination of the Equinox Gold subscription receipts in the amount of $19.2 million and the remainder in cash following the closing of the Transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(vii)Lease liability

Lease liabilities relate to leases on buildings and mobile mining equipment which have a remaining lease term between one and two years and an interest rate between 3.3% and 14.4% over the term of the lease.

The schedule of undiscounted lease payment obligations is as follows:

December 31, 2022
Less than one year	$432
One to three years	192
Total undiscounted lease liabilities	$624

11.PROVISION FOR ENVIRONMENTAL REHABILITATION

The Company's provision for environmental rehabilitation results from mining equipment and previously mined property interests. The provision consists primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for decommissioning the mill complex and related infrastructure, physical and chemical stability of the tailings area and, post-closure site security and monitoring costs. The Company considers such factors as changes in laws and regulations, and requirements under existing permits in determining the estimated costs. Such analysis is performed on an on-going basis.

The Company estimates that the undiscounted un-inflated value of the cash flows required to settle the provision is $8.6 million for the McCoy-Cove property, $1.8 million for the Granite Creek property, $67.5 million for the Lone Tree property, $18.1 million for the Ruby Hill property and $1.2 million for the Argenta property. In calculating the best estimate of the Company's provision, management used risk-free interest rates ranging from 3.88% to 4.14%. A reconciliation of the discounted provision is provided below:

	Argenta	McCoy-Cove	Granite Creek	Lone Tree	Ruby Hill	Total
Balance as at January 1, 2022	$—	$6,684	$2,394	$60,592	$23,179	$92,849
Acquisitions	1,170	—	—	77	—	1,247
Change in estimate capitalized	—	(84)	(995)	(13,066)	(10,704)	(24,849)
Accretion expense	—	212	74	1,917	798	3,001
Reclamation expenditures	—	—	—	(622)	—	(622)
Disposal	—	—	—	—	—	—
Balance as at December 31, 2022	1,170	6,812	1,473	48,898	13,273	71,626
Less current portion	398	—	—	548	—	946
Long-term portion	$772	$6,812	$1,473	$48,350	$13,273	$70,680

	South Arturo	McCoy-Cove	Granite Creek	Lone Tree	Ruby Hill	Total
Balance as at January 1, 2021	$3,427	$4,728	$—	$—	$—	$8,155
Acquisitions	—	—	2,051	60,475	23,208	85,734
Change in estimate capitalized	—	1,842	318	—	(80)	2,080
Accretion expense	44	114	25	117	51	351
Reclamation expenditures	—	—	—	—	—	—
Disposal	(3,471)	—	—	—	—	(3,471)
Balance as at December 31, 2021	—	6,684	2,394	60,592	23,179	92,849
Less current portion	—	—	—	—	—	—
Long-term portion	$—	$6,684	$2,394	$60,592	$23,179	$92,849

12.OTHER LIABILITIES

	December 31, 2022	December 31, 2021
Warrant liability (i)	$15,945	$15,465
Share-based payment liability (ii)	983	—
Orion - Conversion and change of controls rights (iii)	27,029	18,534
Sprott - Conversion and change of controls rights (iii)	5,299	3,895
Deferred consideration (iv)	45,805	42,543
Offtake liability (v)	730	730
Total other liabilities	95,791	81,167
Less current portion	46,181	15,795
Long-term portion	$49,610	$65,372

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(i)Warrant liability

In connection with the Plan of Arrangement with Equinox discussed in Note 1 (a) of these Financial Statements, the Company issued
7.73 million Common Share Purchase Warrants (“warrants”) which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until October 7, 2022. The warrants included a four month hold period. The initial fair value3 of the warrants recognized on inception was $2.9 million and at December 31, 2022 nil ($2.2 million at December 31, 2021). The warrants expired during the year ended December 31, 2022.

In connection with the Transaction, the Company assumed a warrant liability for 40% of 2.0 million Premier warrants that were outstanding with Orion Mine Finance on the date of the Transaction. On the exercise of the warrants, the Company will issue 800,000 shares of the Company in settlement. The liability has been recorded as a reduction in the equity issued on the spin-out of Premier USA to the Company. The initial fair value1 of the replacement warrants recognized on inception was $0.5 million and at December 31, 2022 nil ($0.8 million at December 31, 2021). The warrants were exercised during the year ended December 31, 2022.

In connection with the Acquisition of Osgood as further described in Note 1(b) of these Financial Statements, the Company issued
12.1 million warrants which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until April 14, 2024. The warrants included a four month hold period. The initial fair value1 of the warrants recognized on inception was $6.1 million and at December 31, 2022 $10.1 million ($8.9 million at December 31, 2021). Subsequent to the year ended December 31, 2022, Waterton exercised 350,000 warrants to purchase 350,000 common shares of the Company.

In connection with the financing as further described in Note 1(d) of these Financial Statements, the Company issued 5.5 million common share warrants exercisable at C$3.275 per share with an exercise period of 36 months or until December 13, 2024. The initial fair value of the warrants recognized on inception was $3.5 million and at December 31, 2022 $5.9 million ($3.5 million at December 31, 2021).

The warrants are considered derivatives because their exercise price is in C$ whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. For the year ended December 31, 2022, the Company recognized a loss on the revaluation of the liability of $1.0 million ($2.5 million loss for the year ended December 31, 2021) through the statement of income as further described in Note 18 of these Financial Statements.

The fair value of the warrants were calculated using the Black-Scholes option pricing model, or a Monte Carlo simulation model, if applicable taking into the account the four months hold restriction, and with the following weighted average assumptions:

	December 31, 2022	December 31, 2021
Risk free rate	3.96% to 4.25%	0.18% to 0.69%
Warrant expected life	15 to 24 months	4 to 30 months
Expected volatility	56% to 60%	50% to 57%
Expected dividend	0%	0%
Share price	C$3.78	C$3.11

As of December 31, 2022, there were 17,561,152 warrants outstanding (26,099,806 at December 31, 2021).

(ii)Share-based payment liability

The Company recognized a share-based payment liability of $1.0 million at December 31, 2022 (nil at December 31, 2021) under the Company's restricted and deferred share unit plans as discussed in Note 13(e) of these Financial Statements. The current portion of the liability is $0.4 million at December 31, 2022 (nil at December 31, 2021) representing the cash settlement expected on the next vesting date.

(iii)Conversion and change of controls right

The financial liability represents the conversion and change of control rights included in the Orion and Sprott Convertible Loans as further described in Note 1(d), Note 10 and Note 24(d) of these Financial Statements.

(iv)Deferred consideration

In connection with the acquisition of Ruby Hill the Company recorded a financial liability associated with the milestone payments subject to an early prepayment option, as further described in Note 1(b) of these Financial Statements. The Company recognizes the liability at fair value with changes in fair value recognized in profit or loss. The initial fair value of the liability recognized on inception was $41.9 million and $45.8 million at December 31, 2022 ($42.5 million at December 31, 2021). For the year ended December 31, 2022, the Company recognized a loss on the revaluation of the liability of $3.3 million through the statement of income as further described in Note 18 of these financial statements.

3 The initial fair value of the warrants issued in April 2021, were calculated using Premier's share price volatility, and at December 31, 2022, and December 31, 2021, using i-80 Gold's share price volatility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Subsequent to the year ended December 31, 2022, the Company exercised the early prepayment option and paid to Waterton total consideration of $27.0 million in satisfaction of the First Milestone Payment and Second Milestone Payment, as further described in Note 1(b) of these Financial Statements. Consideration paid to Waterton consisted of $11.0 million in cash and 5,515,313 common shares of the Company.

(v)Offtake liability

The financial liability represents the gold look back component of the offtake agreement discussed in Note 1(b) and Note 24 of these Financial Statements.

13.SHARE CAPITAL

(a)Authorized share capital

At December 31, 2022, the authorized share capital consisted of an unlimited number of common shares without par value.

(b)Issued share capital

On April 7, 2021, just prior to the completion of the Arrangement discussed in Note 1(a), the Company issued 137,624,461 common shares to Premier for the transfer of its investment in Premier USA to the Company for the carrying amount of its investment, C$189.2 million ($150.6 million) offset by C$5.5 million ($4.4 million) allocated to the equity settled employee benefits reserve for replacement options, C$1.1 million ($0.9 million) for the transfer of the South Arturo silver stream, C$0.7 million ($0.6 million) for transfer of the offtake agreement and C$0.7 million ($0.5 million) for replacement warrants issued pursuant to the arrangement.

On April 7, 2021, the Company issued 30,914,614 common shares at a price of C$2.60 per share for aggregate gross proceeds of approximately C$80.4 million ($60.8 million) for completing the private placement discussed in Note 1(a). This issuance also included the issuance of 7,728,654 share purchase warrants at an exercise price of C$3.64 with an expiration date of October 7, 2022. A cash commission was paid equal to 5.25% of the gross proceeds, other than (i) on proceeds from the sale of shares to Orion Mine Finance Group and any directors or officers of the Company or Premier for which the commission was reduced to 2.5% of the gross proceeds received and (ii) on proceeds from the sale of shares to Equinox, for which no commission was paid.

On April 14, 2021, the Company issued 13,036,846 common shares at a price of C$2.60 per common share for total gross proceeds of
$27.0 million (C$33.9 million) as part of the consideration on the acquisition of the Osgood Mining Company LLC property further discussed in Note 1(b).

On May 10, 2021, the Company issued 2,430,488 common shares at a price of C$2.50 per common share for total gross proceeds of
$5.0 million (C$6.1 million) as part of the consideration on the acquisition of the Christison properties, as discussed in Note 1(b).

On May 26 2021, the Company issued 5,479,536 common shares at a price of C$2.60 per common share for aggregate gross proceeds of $11.8 million (C$14.2 million) in satisfaction of an anti-dilution right of Equinox contemplated in the Agreement and immediately prior to the closing of the Christison Acquisition.

On October 14, 2021, in connection with the Asset Exchange, the Company issued 22,757,393 common shares at a price of C$2.62 to NGM for gross proceeds of $47.4 million.

On October 14, 2021, the Company issued 8,784,122 common shares at a price of C$2.62 per common share for gross proceeds of
$18.3 million in connection with a private placement.

On October 14, 2021, the Company entered into a Subscription Agreement with Orion whereby Orion agreed to purchase 7,500,000 common shares of the Company for $15.6 million.

On October 18, 2021, the Company issued 3,191,358 common shares to Waterton as partial consideration for the acquisition of Ruby Hill of $8.0 million.

On October 21, 2021, the Company issued 839,799 common shares to Orion as a fee $1.75 million for the transfer of the Offtake Agreement in connection with the Asset Exchange.

On December 9, 2021, the Company issued 4,800,000 common shares at a price of C$2.62 for gross proceeds of $10.0 million to Equinox in satisfaction of an anti-dilution right within the Agreement.

On January 31, 2022, in connection with the Arrangement and as further described in Note 12(i) of these Financial Statements, the Company issued 800,000 shares for share purchase warrants that were exercised in settlement of the warrant liability that was assumed for 40% of 2 million Premier warrants that were outstanding with Orion Mine Finance on the date of the Arrangement.

During the year ended December 31, 2022, the Company issued 1,047,200 shares for stock options exercised.

(c)Share option plan

The Company has a share option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 1% with respect to any one optionee of the number of issued and outstanding common shares of the Company at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the Company's Board of Directors which cannot exceed ten years. Vesting periods may range from immediate to five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(d)Stock options

The continuity of the Premier stock options that were outstanding and subsequently settled in connection with the spin-out, the replacement options that were issued by the Company, and the new options granted in accordance with the Share Option Plan are as follows:

	Options outstanding #	Weighted average price C$
Outstanding at January 1, 2021	3,244,000	2.15
Exercised	(62,000)	1.46
Expired	(9,000)	3.18
Outstanding at April 7, 2021	3,173,000	2.19
Settled in connection with Premier USA spin-out	(3,173,000)	2.19
Replacement options issued (Note 1(a))	5,722,000	1.88
Granted	2,975,000	2.74
Exercised	(1,345,200)	1.75
Expired	(662,800)	2.79
Outstanding at December 31, 2021	6,689,000	2.21
Granted	2,673,179	2.65
Exercised	(1,047,200)	2.45
Expired	(320,106)	2.71
Forfeited	(116,127)	2.62
Outstanding at December 31, 2022	7,878,746	2.30

The weighted average share price at the date of exercise for the year ended December 31, 2022 was C$2.99 (C$2.56 for the year ended December 31, 2021).

At December 31, 2022, the following options were outstanding, and outstanding and exercisable:

	Outstanding			Outstanding and Exercisable
Exercise price CAD	Options #	Weighted average exercise price C$	Weighted average remaining life in years	Options #	Weighted average exercise price C$	Weighted average remaining life in years
$1.18 - $2.44	2,487,800	$1.38	1.99	2,280,800	$1.29	1.74
$2.45 - $2.64	2,392,246	$2.60	3.90	1,017,774	$2.58	3.63
$2.65 - $3.67	2,998,700	$2.81	3.14	2,700,164	$2.76	3.02
	7,878,746	$2.30	3.01	5,998,738	$2.17	2.63
Total vested stock options at December 31, 2022 were 5,998,738 with a weighted average exercise price of C$2.17 (5,086,500 at December 31, 2021 with a weighted average exercise price of C$2.12).

The Company applies the fair value method of accounting for all share-based compensation awards and accordingly, $1.9 million was recorded for options issued as compensation during the year ended December 31, 2022 ($2.1 million for the year ended December 31, 2021) per the table in (f) share-based payments below. The options had a weighted average grant date fair value of C$2.65 at December 31, 2022. As of December 31, 2022, there were 1,880,008 unvested stock options (1,602,500 at December 31, 2021).

Subsequent to the year ended December 31, 2022, 1,888,683 stock options were granted under the plan.

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions:

	December 31, 2022	December 31, 2021
Risk-free interest rate	1.55% to 4.20%	0.09% to 0.75%
Annualized volatility based on historic volatility	51% to 62%	32% to 62%
Expected dividend	Nil	Nil
Forfeiture rate	0% to 5.7%	Nil
Expected option life	3 years	4 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(e)Restricted and Deferred Share Unit Plan

The Company adopted the RSU plan to allow the Board of Directors to grant its employees non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. Under the RSU plan, the awards can be equity or cash settled immediately upon vesting.

The Company adopted the DSU plan to grant members of its Board of Directors non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. DSUs must be retained until the Director leaves the Board, at which time the awards will be equity or cash settled.

For the period ended December 31, 2021, the RSUs were settled in shares of i-80 Gold and Equinox Gold and the corresponding liability was reversed in conjunction with the closing of the Arrangement discussed in Note 1(a).

The following table summarizes the continuity of the RSUs and DSUs for the period ended December 31, 2022:

	RSUs outstanding #	Weighted average RSU price C$	DSUs outstanding #	Weighted average DSU price C$
Outstanding at January 1, 2021	413,666	$3.01	—	$—
Settled in connection with Premier USA spin-out	(413,666)	1.38	—	—
Outstanding at December 31, 2021	—	—	—	—
Granted	772,170	2.62	175,091	2.68
Settled	(236,301)	2.25	—	—
Forfeited	(70,227)	2.62	—	—
Outstanding at December 31, 2022	465,642	$2.62	175,091	$2.68

As the RSUs and DSUs are expected to be settled in cash, at December 31, 2022 a current liability of $0.4 million and a long-term liability of $0.6 million was outstanding and included in other liabilities (nil outstanding at December 31, 2021). For the year ended December 31, 2022, $1.3 million has been recorded as an expense and included in share-based payments ($1.0 million for the year ended December 31, 2021). The total fair value of the vested and unvested RSUs and DSUs at December 31, 2022 was C$1.7 million (nil at December 31, 2021).

For purposes of the vesting of the RSUs and DSUs, the fair value of the liability was estimated using the share price of the valuation date and an expected weighted average forfeiture rate of nil.

Subsequent to the year ended December 31, 2022, 731,544 RSUs were granted under the RSU plan and 110,919 DSUs were granted under the DSU plan.

(f)Share-based payments

	Year ended December 31,
	2022	2021
Stock option valuation	$1,932	$2,116
RSUs and DSUs	1,348	980
Subtotal	$3,280	$3,096
Reversal of RSU liability	—	(413)
Total	$3,280	$2,683

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

14.BASIC AND DILUTED INCOME / (LOSS) PER SHARE

Basic income / (loss) per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the year ended December 31, 2022, and 2021. Diluted income / (loss) per share is based on the assumption that stock options and warrants that have an exercise price less than the average market price of the Company's common shares during the period have been exercised on the later of the beginning of the year and the date granted. Net income / (loss) and basic weighted average shares outstanding are reconciled to diluted net income / (loss) and diluted weighted average shares outstanding, respectively, as follows:

	Year ended December 31,
	2022	2021
Income / (loss) from continuing operations	$(79,197)	$76,620
Income from discontinued operations	—	11,603
Net income / (loss) for the year	(79,197)	88,223

Basic weighted average shares outstanding	240,100,023	148,288,884
Dilution adjustment for stock options	—	4,752,714
Diluted weighted average shares outstanding	240,100,023	153,041,598

Basic income / (loss) per share from continuing operations	(0.33)	0.52
Basic income per share from discontinued operations	—	0.08
Basic income / (loss) per share	$(0.33)	$0.60

Diluted income / (loss) per share from continuing operations	(0.33)	0.50
Diluted income per share from discontinued operations	—	0.08
Diluted income / (loss) per share	$(0.33)	$0.58

7,878,746 stock options (Note 13(d)) and 17,561,152 warrants (Note 12(i)) were excluded from the computation of diluted weighted average shares outstanding for the year ended December 31, 2022 as their effect would be anti-dilutive.

15.SUPPLEMENTAL CASH FLOW INFORMATION

(i) The following table summarizes the increase and (decrease) in non-cash working capital balances:

	Year ended December 31,
	2022	2021
Receivables	$1,223	$(303)
Receivable from related parties	—	(4)
Prepaids and deposits	(799)	(4,013)
Inventory	9,220	(4,575)
Accounts payable and accrued liabilities	(2,484)	11,767
Increase in working capital	$7,160	$2,872

(ii) The following table summarizes non-cash items included in other income / (expense):

	Year ended December 31,
	2022	2021
Loss on warrants	$(1,040)	$(2,515)
Loss on fair value measurement of convertible loans derivative	(9,899)	(6,097)
Loss on deferred consideration	(3,262)	(649)
Gain / (loss) on investments	(295)	696
Gain on sales from Gold Prepay Agreement	1,596	—
Gain on fair value measurement of Gold Prepay derivative	2,916	—
Gain on fair value measurement of Silver Purchase derivative	1,898	—
Gain on asset exchange	—	135,531
Other	20	(645)
Total non-cash items included in other income / (expense)	$(8,066)	$126,321

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

16.EXPLORATION, EVALUATION AND PRE-DEVELOPMENT

(i) The following table summarizes the Company's exploration, evaluation and pre-development expenditures by property:

	Year ended December 31,
	2022	2021
McCoy-Cove, Nevada	$4,196	$1,137
Granite Creek, Nevada	13,578	8,423
Ruby Hill, Nevada	19,552	825
Buffalo Mountain, Nevada	1,483	—
Other	—	92
Total exploration, evaluation and pre-development	$38,809	$10,477

(ii) The following table summarizes the Company's exploration, evaluation and pre-development expenditures by activity:

	Year ended December 31,
	2022	2021
Drilling	$26,117	$5,812
Assays	3,998	282
Salaries and benefits	2,106	890
Field support	2,861	1,670
Operating supplies	1,313	210
Studies and permits	768	320
Consulting and professional fees	760	735
Claim Filing and Maintenance Fees	411	360
Depreciation & amortization	475	198
Total exploration, evaluation and pre-development	$38,809	$10,477

17.GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2022	2021
Corporate administration	$6,225	$2,740
Salaries and benefits	7,537	4,451
Professional fees	3,328	3,265
Total general and administrative	$17,090	$10,456

18.OTHER INCOME / (EXPENSE)

	Year ended December 31,
	2022	2021
Loss on warrants	$(1,040)	$(2,515)
Loss on fair value measurement of convertible loans derivative	(9,899)	(6,097)
Loss on deferred consideration	(3,262)	(649)
Loss on foreign exchange	(404)	(122)
Gain / (loss) on investments	(295)	696
Gain on sales from Gold Prepay Agreement	1,596	—
Gain on fair value measurement of Gold Prepay derivative	2,916	—
Gain on fair value measurement of Silver Purchase derivative	1,898	—
Gain on asset exchange	—	135,531
Other	(3,193)	98
Total other income / (expense)	$(11,683)	$126,942

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

19.FINANCE EXPENSE

	Year ended December 31,
	2022	2021
Interest accretion on convertible loans	$7,695	$262
Interest accretion on Gold Prepay Agreement	6,720	—
Interest accretion on Silver Purchase Agreement	2,692	—
Amortization of finance costs	353	—
Environmental rehabilitation accretion	3,001	307
Interest paid	27	76
Total finance expense	$20,488	$645

20.SEGMENTED INFORMATION

Results of the operating segments are reviewed by the Company's chief operating decision makers ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Each CODM is a member of the senior management team who rely on management positioned in each operating segment of the Company.

Operating mine property, development and exploration projects

The Company's operating segments are reported by operating mine properties and exploration and development projects. The results from operations for these reportable segments are summarized in the following tables:

	Continuing operations
Year ended December 31, 2022	Nevada Production[4]	Exploration and Development[5]	Corporate and other	Total	Discontinued operations	Total
Revenue	$36,958	$—	$—	$36,958	$—	$36,958
Cost of sales	(28,861)	—	—	(28,861)	—	(28,861)
Depletion, depreciation and amortization	(4,528)	—	—	(4,528)	—	(4,528)
Exploration, evaluation and pre-development	(21,039)	(17,801)	31	(38,809)	—	(38,809)
Overhead costs	(2,899)	(308)	(20,412)	(23,619)	—	(23,619)
Other income / (expense)	(6,611)	11	(5,083)	(11,683)	—	(11,683)
Finance expense	(2,722)	(287)	(17,479)	(20,488)	—	(20,488)
Income / (loss) before income taxes	(29,702)	(18,385)	(42,943)	(91,030)	—	(91,030)
Deferred tax recovery	—	—	11,833	11,833	—	11,833
Income / (loss) for the period	$(29,702)	$(18,385)	$(31,110)	$(79,197)	$—	$(79,197)

	Continuing operations
Year ended December 31, 2021	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total	Discontinued operations	Total
Revenue	$—	$—	$—	$—	$31,991	$31,991
Cost of sales	—	—	—	—	(17,207)	(17,207)
Depletion, depreciation and amortization	—	—	—	—	(1,691)	(1,691)
Exploration, evaluation and pre-development	(829)	(9,613)	(35)	(10,477)	(1,034)	(11,511)
Overhead costs	(29)	(363)	(17,578)	(17,970)	(175)	(18,145)
Other income / (expense)	134,887	13	(7,958)	126,942	16	126,958
Related party interest expense	—	—	(1,177)	(1,177)	—	(1,177)
Finance expense	(168)	(139)	(338)	(645)	(44)	(689)
Income / (loss) before income taxes	133,861	(10,102)	(27,086)	96,673	11,856	108,529
Current tax expense	—	—	(200)	(200)	(253)	(453)
Deferred tax expense	(27,704)	—	7,851	(19,853)	—	(19,853)
Income / (loss) for the period	$106,157	$(10,102)	$(19,435)	$76,620	$11,603	$88,223

4 Includes Ruby Hill and Lone Tree
5 Includes Granite Creek and McCoy-Cove

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

	Continuing operations
As at December 31, 2022	Nevada Production[6]	Exploration and Development[7]	Corporate and other	Total	Discontinued operations	Total
Capital expenditures	$11,151	$44,441	$522	$56,114	$—	$56,114
Property, plant and equipment	346,176	178,920	4,165	529,261	—	529,261
Total assets	394,584	186,298	61,077	641,959	—	641,959
Total liabilities	$142,432	$14,524	$151,590	$308,547	$—	$308,547

	Continuing operations
As at December 31, 2021	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total	Discontinued operations	Total
Capital expenditures	$368,503	$68,856	$932	$438,291	$2,366	$440,657
Property, plant and equipment	363,715	138,056	878	502,649	—	502,649
Total assets	416,003	140,680	99,666	656,349	—	656,349
Total liabilities	$159,311	$10,971	$79,089	$249,371	$—	$249,371

Revenue by customer

The following table represents sales to individual customers representing 100% of the Company's gold and silver revenue:

	Year ended December 31,
	2022	2021
Customer 1	$22,280	$—
Customer 2	14,678	—
Customer 3	—	31,991
Total revenue from major customers	$36,958	$31,991

The Company is not economically dependent on a limited number of customers for the sale of its product because gold and other metals can be sold through numerous commodity market traders worldwide.

21.INCOME TAXES

(a)The major components of income tax expense / (recovery) are as follows:

	Year ended December 31,
	2022	2021
Current income tax expense	$—	$200
Deferred income tax expense / (recovery)	(11,833)	19,853
Income tax expense / (recovery)	$(11,833)	$20,053

6 Includes Ruby Hill and Lone Tree
7 Includes Granite Creek and McCoy-Cove

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(b)The income tax expense for the year can be reconciled to the accounting profit as follows:

	December 31,		December 31,
	2022		2021
Income / (loss) before income tax	$(91,030)		$108,276
Canadian federal and provincial income tax rates	(24,578)	27%	29,235	27%

Increase / (decrease) due to:
Permanent differences	873	(1)	518	—
Impact of foreign tax rates	3,494	(4)	(7,575)	(7)
Other foreign exchange differences	(3,028)	3	959	1
Prior year's adjustments relating to tax provision and tax returns	727	(1)	—	—
Change in unrecognized deferred taxes	10,829	(12)	(3,214)	(3)
Other	(150)	—	130	—
Income tax expense / (recovery)	$(11,833)	13%	$20,053	19%

(c)Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax liabilities:

	December 31, 2022	December 31, 2021
Balance at the beginning of year	$(19,853)	$—
Recognized in profit / (loss)	11,833	(19,853)
Balance at the end of the year	$(8,020)	$(19,853)

The Company recognizes deferred taxes by taking into account the effects of local enacted tax legislation. Deferred tax assets are fully recognized when the Company concludes that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors that the Company considers are:
–Historic and expected future taxable income;
–Any tax planning that can be implemented to realize the tax assets; and
–The nature, amount and timing and reversal of taxable temporary differences.

Future income is impacted by changes in market gold and silver prices as well as forecasted future costs and expenses to produce gold and silver reserves. In addition the quantities of proven and probable gold and silver reserves, market interest rates and foreign currency exchange rates also impact future levels of taxable income. Any change in any of these factors will result in an adjustment to the recognition of deferred tax assets to reflect the Company's latest assessment of the amount of deferred tax assets that is probable will be realized.

The following is the analysis of deferred tax assets / (liabilities) presented in the consolidated statements of financial position:

	December 31, 2022	December 31, 2021
Deferred income tax assets
Unused losses	$26,054	$8,117
Financing costs	422	562
Asset retirement obligation	17,269	14,188
Other	29,109	4,131
Gross deferred tax asset	$72,854	$26,998
Offset by deferred income tax liabilities	(58,395)	(23,316)
Net deferred tax asset	$14,459	$3,682

Deferred income tax liabilities
Inventory	(983)	(350)
Capital assets	(43,559)	(39,492)
Other	(21,873)	(3,327)
Gross deferred tax liabilities	$(66,415)	$(43,169)
Deferred income tax liabilities used to offset deferred tax asset	58,395	23,316
Net deferred income tax assets / (liabilities)	$(8,020)	$(19,853)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(d)Deferred tax assets not recognized

The deductible temporary differences and unused tax losses in respect of which a deferred tax asset has not been recognized in the consolidated statements of financial position are as follows:

	Year ended December 31, 2022		Year ended December 31, 2021
	Canada	United States	Canada	United States
Deferred tax assets not recognized
Loss carry forwards	$25,953	$—	$5,078	$—
Conversion feature	—	—	8,493	—
Financing costs	—	—	2,082	—
Other	20,710	—	82	—
Total deferred tax assets not recognized	$46,663	$—	$15,735	$—

Non capital loss carry‑forwards	$25,953	$—	$5,078	$—

22.RELATED PARTY TRANSACTIONS

Related parties include key management personnel and entities which have control or significant influence as described in Note 2(b) of these Financial Statements. Related party transactions included in these Financial Statements are with Premier, the former parent company and with Equinox Gold.

The following are related party transactions, recorded at the exchange amount as agreed to by the parties:

(i)The Company recognized revenue of $32.0 million for the year ended December 31, 2021 from the sale of gold and silver under the transfer pricing agreement with Premier. The transfer pricing agreement with Premier was terminated on closing of the Transaction.

(ii)Included in related party interest expense is interest accrued on an intercompany loan payable to Premier in the amount of $1.2 million for the year ended December 31, 2021. The intercompany note was settled on closing of the Transaction.

(iii)Included in finance expense is interest paid to Equinox Gold of $0.06 million for the year ended December 31, 2021 for the bridge loan further described in Note 10(vi) of these Financial Statements.

(iv)Included in the statement of cash flows for the year ended December 31, 2021, is the proceeds from Equinox Gold and the subsequent repayment to Equinox Gold for the $20.75 million bridge loan further described in Note 1(a) of these Financial Statements.

(v)Included in operating expenses is share‑based payments of $0.6 million for the year ended December 31, 2021. The share‑based payments are for allocation of expenses from Premier. The corresponding share‑based payment liability previously recorded in Premier USA, was settled on closing of the Transaction.

(vi)Included in operating expenses is transition services costs of $0.1 million to Equinox Gold for the year ended December 31, 2022 ($0.2 million for the the year ended December 31, 2021). The transition services costs are for general and administrative services provided by Equinox Gold to the Company’s head office in Reno, Nevada. The transition services agreement was terminated March 31, 2022.

(vii)In April 2021, the Company modified a portion of its intercompany note payable to Premier to change the repayment currency from CAD to USD. This modification resulted in the extinguishment of the original intercompany note and recognition of a new intercompany note, with the difference of $8.8 million recorded directly into surplus / (deficit).

Remuneration of key management personnel

Key management personnel include the executive leadership team and members of the Board of Directors. Compensation for key management personnel was as follows:

Compensation of executive leadership team

	Year ended December 31,
	2022	2021
Salary, wages and benefits	$3,410	$1,597
Share-based payments	1,772	1,198
Total compensation of executive leadership team	$5,182	$2,795

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

Compensation of directors

	Year ended December 31,
	2022	2021
Fees earned and other remuneration	$163	$242
Share-based payments	570	423
Total compensation of directors	$733	$665

23.COMMITMENTS

Surety bonds

At December 31, 2022, the Company has outstanding surety bonds in the amount of $126.1 million in favor of either the United States Department of the Interior, Bureau of Land Management ("BLM"), or the State of Nevada, Department of Conservation & Natural Resources as financial support for environmental reclamation and exploration permitting. This includes surety bonds for the Lone Tree project and the Ruby Hill property in the amounts of $87.0 million and $22.8 million, respectively. The surety bonds are secured by a $32.9 million deposit and are subject to fees competitively determined in the marketplace. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As specific requirements are met, the BLM and State of Nevada as beneficiary of the instruments, will return the instruments to the issuing entity. As these instruments are associated with operating sites with long-lived assets, they will remain outstanding until closure.

24.FINANCIAL INSTRUMENTS

The Company's operations include the acquisition and exploration of mineral properties in the State of Nevada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the Financial Statements.

(i)Trade credit risk

The Company closely monitors its financial assets and does not have any significant concentration of trade credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables is considered to be negligible. The trade receivable balance outstanding at December 31, 2022 and at December 31, 2021 was nil.

(ii)Cash

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of 90 days or less and which are liquid after 30 days or less into a known amount of cash. Limits are also established based on the type of investment, the counterparty and the credit rating. The credit risk on cash and cash equivalents is therefore negligible.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

The following table summarizes the Company's contractual maturities and the timing of cash flows as at December 31, 2022. The amounts presented are based on the undiscounted contractual cash flows and may not agree with the carrying amounts on the Financial Statements.

	With 1 year	1-2 years	2-3 years	Thereafter	Total
Accounts payable and accrued liabilities	$17,233	$—	$—	$—	$17,233
Convertible loans	—	—	60,000	—	60,000
Gold Prepay Agreement	17,043	17,469	13,359	—	47,871
Silver Purchase Agreement	14,604	8,679	2,191	—	25,474
Deferred consideration	47,000	—	—	—	47,000
Reclamation and closure obligations	923	857	810	94,565	97,155
Total	$96,803	$27,005	$76,360	$94,565	$294,733

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

(c)Market risk

(i)Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company holds excess cash in interest bearing bank accounts rather than investments, the interest rate risk is minimal.

(ii)Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

(d)Fair value

(i)Definitions

IFRS 13 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
(ii)Valuation techniques used to determine fair values

The Company calculates fair values based on the following methods of valuation and assumptions:

a.Financial assets

Financial assets other than the Company's investment described below are carried at amortized cost. The fair value of cash and cash equivalents and receivables approximate their carrying value due to their short-term nature.

The Company's investment as further described in Note 6 of these Financial Statements was classified within level 2 of the fair value hierarchy and is fair valued using the common share price from the most recent subscription agreement at December 31, 2021, however during the year ended December 31, 2022, the investment listed on the TSX and therefore a quoted market price for this investment is available and is now classified within level 1 of the fair value hierarchy.

b.Financial liabilities

Financial liabilities not classified as fair value through profit or loss ("FVTPL") are carried at amortized cost. Accounts payable and accrued liabilities approximate their carrying value due to their short term nature.

The fair value of the loan payable to Premier approximates the carrying value as the interest rates are comparable to current market rates.

The share-based payment and warrant liabilities are classified within level 2 of the fair value hierarchy and are fair valued using a valuation model that incorporates such factors as the Company’s share price volatility, risk free rates and expiry dates including managements assumptions on forfeiture rates.

The Stream Agreement liability was classified within level 3 of the fair value hierarchy and was fair valued using the net present value of expected future cash flows based on management assumptions on silver deliveries under the stream and a discount rate that includes the risk premium that market participants require. This liability was extinguished as of December 31, 2021.

Deferred consideration related to Ruby Hill was recognized at fair value on acquisition and at December 31, 2022. This liability is classified within level 3 of the fair value hierarchy as it involves management's best estimate of whether or not the key activities as described in Note 1(b) of these Financial Statements required for each milestone payment will be achieved. Management has assumed that all milestones will be achieved and the early repayment option will be taken so the fair value of the deferred consideration is the $47 million discounted at 7.5%.

The Finance Package is classified within level 3 of the fair value hierarchy and is fair valued using credit spread calculated at inception and simulating out the expected movement in gold, silver and the Company’s share price while considering key assumptions like the discount rate that includes the risk premium that market participants require, the volatility in the Company’s share price and the discount for lack of marketability.

The Convertible Loans contain conversion and change of control rights that are separately measured at FVTPL each reporting period (level 3). The valuation of these options are dependent on the changes in the prices of the underlying assets and the probability that a change of control event would be expected to occur on December 13, 2023. The forced conversion rights were measured at fair value on inception but do not get revalued subsequently.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

The Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVTPL each reporting period (level 3). The change in fair value is dependent on the movement in gold prices and the change in the risk free borrowing rate.

The Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives; one in relation to the embedded silver price within the agreement and the other in relation to the gold substitution option whereby i-80 Gold can choose to deliver gold instead of silver at a ratio of 75:1, both are measured at FVTPL each reporting period (level 3). On initial recognition and at December 31, 2022, the gold substitution option did not have any value. The change in fair value of the embedded derivative related to the silver price is dependent on the movement in silver prices and the change in the risk free borrowing rate.

(iii)Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the periods ended December 31, 2022 and December 31, 2021:

			Orion			Sprott	Trident
	Stream Agreement	Deferred consideration	Conversion and change of control rights	Silver Purchase Agreement - silver price derivative	Gold Prepay Agreement - gold price derivative	Conversion and change of control rights	A&R Offtake gold lookback option
Balance as at January 1, 2021	$—	$—	$—	$—	$—	$—	$—
Initial recognition	(853)	(41,895)	(13,599)	—	—	(2,733)	(577)
Principal repayment	11	—	—	—	—	—	—
Disposals	897	—	—	—	—	—	—
Fair value adjustments	(55)	(648)	(4,935)	—	—	(1,162)	(153)
Balance as at December 31, 2021	$—	$(42,543)	$(18,534)	$—	$—	$(3,895)	$(730)
Fair value adjustments	—	(3,262)	(8,495)	1,898	2,916	(1,404)	—
Balance as at December 31, 2022	$—	$(45,805)	$(27,029)	$1,898	$2,916	$(5,299)	$(730)

(iv)Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Balance as at December 31, 2022	Unobservable input	Fair Value	Change in Fair Value
Assumption:			-10%	10%
Silver Purchase Agreement - silver price derivative	Change in forecast silver price	1,898	4,638	(4,638)
Gold Prepay Agreement - gold price derivative	Change in forecast gold price	2,916	4,208	(4,208)

The valuation of the Convertible Loans and related embedded derivatives were dependent on the changes in the prices of the underlying assets and the probability that a change of control event would be expected to occur on December 13, 2023.

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Balance as at December 31, 2022	Unobservable input	Fair Value	Change in Fair Value
Assumption:		25%	15%	35%
Orion - Conversion Option and Change of Control Option	Change of control probability	(27,029)	327	327
Sprott - Conversion Option and Change of Control Option	Change of control probability	(5,299)	(62)	62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)

25.MANAGEMENT OF CAPITAL

The Company manages its share capital and equity settled employee benefits reserve as capital, the balance of which is $369.5 million at December 31, 2022 ($363.9 million at December 31, 2021). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going-concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or acquire new debt.

In order to maximize ongoing exploration and development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.

To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. In connection with the financing described in Note 26 of these Financial Statements, the Company expects it will have sufficient capital to carry out its development, exploration and evaluation plans through 2023.

26.SUBSEQUENT EVENTS

Private Placement Offering

On February 22, 2023, the Company closed a private placement offering of $65 million principal amount of secured convertible debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures will bear interest at a fixed rate of 8.00% per annum and will mature on February 22, 2027, being the date that is four years from the offering closing date.

The Convertible Debentures will be the senior unsecured obligation of the Company and will be secured on a limited recourse basis by Premier USA, the Company’s wholly-owned subsidiary, with recourse limited to a pledge of all present and future limited liability company units issued by its wholly-owned subsidiary, Au-Reka. The Convertible Debentures will be guaranteed on a full recourse basis by Au-Reka which is secured by a first ranking security over all of Au‑Reka’s present and future real and personal property (including the McCoy-Cove project).

The Convertible Debentures are not redeemable prior to the Maturity Date; provided, however, that, if the Company has not executed the security documents relating to the security being provided in connection with the offering within 90 days from the closing date, the Company shall be obligated to repurchase the Convertible Debentures, by the date that is 120 days from the closing date, at a price equal to 100% of the principal amount of the Convertible Debentures then outstanding plus any accrued and unpaid interest thereon up to and including the date of redemption.

Certain directors and/or officers of the Company subscribed for $0.23 million in principal amount of Convertible Debentures under the offering.

Agreement to Acquire Paycore Minerals

On February 27, 2023, the Company, and Paycore announced that the companies entered into a definitive agreement whereby i-80 will acquire all of the outstanding common shares of Paycore (the “Paycore Shares”) pursuant to a statutory plan of arrangement.

Paycore owns the FAD property that is host to the FAD deposit located immediately south of, and adjoining, the Company’s Ruby Hill Property located in Eureka County, Nevada. The transaction will consolidate the northern portion of the Eureka District, increasing the Company’s land package at Ruby Hill

Pursuant to the transaction, Paycore shareholders will receive 0.68 of an i-80 Gold common share for each Paycore Share held (the “Exchange Ratio”), representing a 36% premium for Paycore shareholders based on the 20-day volume-weighted average price for both Paycore and i-80 Gold for the period ended on February 24, 2023 and a 26% premium based on the closing prices of both companies on February 24, 2023. Based on the Exchange Ratio, upon completion of the transaction, existing i-80 Gold shareholders will own approximately 90% and former Paycore shareholders will own approximately 10% of the combined company, on a fully diluted in-the-money basis.

Milestone payments

In January 2023, the Company exercised the early prepayment option and paid to Waterton total consideration of $27.0 million in satisfaction of the First Milestone Payment and Second Milestone Payment, as further described in Note 1(b) of these Financial Statements. Consideration paid to Waterton consisted of $11.0 million in cash and 5,515,313 common shares of the Company.